#1

04024117

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Keppel Corp.

*CURRENT ADDRESS

PROCESSED
APR 07 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2564 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 4/6/04



99

ARIS
12-31-03

BUILDING OUR FUTURE

Keppel Corporation

Summary Financial Report 2003

Contents

The restructuring efforts over the past three years have given us strong platforms to further expand our core businesses. In aggregate, we can expect to meet our earnings target of Compounded Annual Growth Rate (CAGR) of 8 - 12% through 2005, with each of our core businesses expecting to achieve growth rates higher than this range.



Mr Lim Chee Onn

Dear Shareholders,

In 2003, we completed the third year of Keppel's restructuring to focus on the three core businesses of Offshore & Marine, Property Development and Infrastructure. It gives me great pleasure to report another year of a sterling set of financial results.

- Profit After Tax & Minority Interests (PATMI) of $395m[1] and Earnings Per Share (EPS) of 51.1 cents represented 11% and 10.4% growth over 2002 respectively
- Return on Equity increased from 13.4% to 14.1[2]%
- Divested $279m of low-yielding businesses and non-core assets
- Generated strong operating cash flow of $497m and free cash flow of $334m
- Net debt dropped from $3.89b to $3.04b, and gearing reduced from 1.00x to 0.77x as at end 2003
- Economic Value Added (EVA) improved by $170m, from negative $295m in FY2002 to negative $125m at end 2003

The Board has recommended a final cash dividend of 11 cents per share and a special dividend of 18 cents per share as a result of successful asset divestments. Including the interim dividend of 8 cents per share paid in August 2003, the total payout for 2003 will be 37 cents per share.

Between 2001 and 2003, we have divested over $3b of low-yielding businesses and non-core assets as part of the restructuring process, and returned over $600m of capital to shareholders. At the same time, owing to profit growth over the past three years, the Group paid out a total of $0.53 per share in normal dividends for the same period.

Tri-business Strategy Keeping Group Performance Buoyant

During 2003, our Offshore & Marine division registered a decline in revenue and PATMI of 24% and 22% respectively. This decline was due to the low number and value of contracts secured in 2002. Many offshore equipment contract awards were deferred that year due to the uncertainties arising from the Middle East tensions.

Subsequently, the strong industry fundamentals brought about by rig and vessel replacement cycles, rising energy demands from developing economies and deep-drilling exploration and production needs resulted in a record-breaking $2.2b worth of contracts secured in 2003.

With global exploration and production spending expected to grow further, we are confident that the demand for offshore services will be sustained over the next few years.

The weaker performance of Offshore & Marine in 2003 was more than made up by increased earnings contributions from the Property Development and Infrastructure Divisions.

Property Development showed a 141% and 30% improvement in revenue and PATMI (excluding exceptionals) respectively. The significant improvement was a result of the successful residential development projects in 2003, especially in China. This year, we expect increased earnings contributions from soon to be launched residential projects in Shanghai, Beijing, Chengdu, Bangkok and Ho Chi Minh City.

Infrastructure operations also registered higher contributions, with a 26% and 108% increase in revenue and PATMI (excluding exceptionals) respectively. This was achieved on the back of strong earnings contributions from our power supply barges project in Brazil.

The Network Engineering business went through a rough patch in 2003 as telcos and cable operators reduced their capital expenditures. We took the opportunity to streamline the business to strengthen our competitiveness. Operations turned profitable in the fourth quarter of 2003 and we see some tentative signs of improvements in the telecommunications industry this year. With the rationalisation of our network operations, we are well placed to seize the opportunities that will arise.

Going forward, we expect the Utilities Engineering business comprising environmental engineering and power generation projects to provide most of the expected growth for the Infrastructure Division. In growing this business, additional investments in plants will only be made on a very selective basis. Every new investment will have to satisfy strict criteria for return on investment, cash flow generation, and EVA creation. The thrust for our growth will be to secure technology, intellectual property and new skill sets to further improve our competitiveness. Capital outlay will be kept to a minimum and will normally be funded with internally generated cash flows.

A clear demonstration of our approach is Keppel Energy's partnership with J Power, a large reputable and financially strong Japanese power utility, to jointly acquire a 35% stake

[1] All figures quoted are before net exceptional items of $3.3m.
[2] Refer to footnote 1.

in Jawa Power, a coal-fired power plant located in Indonesia. In addition to the attractive earnings and cash flow from owning this 35% stake, the Keppel Energy-J-Power consortium will secure a long-term contract to provide operations and maintenance services to Jawa Power. The project was also innovatively structured to minimise political and sovereign risks through the use of project financing and non-recourse loans.

In summary, outlook for the total earnings of the Group is good, with continued growth expected for 2004 and 2005. The restructuring efforts over the past three years have given us strong platforms to further expand our core businesses. In aggregate, we can expect to meet our earnings target of Compounded Annual Growth Rate (CAGR) of 8 – 12% through 2005, with each of our core businesses expecting to achieve growth rates higher than this range.

In a recent survey by financial journal 'Euromoney', Keppel Corporation was rated the Best Conglomerate in Asia. Market analysts also gave the thumbs up to Keppel for being one of the best companies in Asia with the most convincing strategy. We are encouraged by the recognition of our strategy and ability to deliver. The best reward for us by far is that we have delivered on our strategy to generate better returns for our shareholders. We shall continue to review and refine the strategies that have served us well over the past three years.

Overseas Expansion Pays Off

In 2003, 67% of turnover for our core businesses came from overseas customers and contracts. Going forward, we can expect this proportion to increase as we expand our global footprint.

For Offshore & Marine Division, our 'near customer, near market' strategy continues to serve us well, helping to secure contracts from both existing and new customers.

In Brazil, our facilities in Angra dos Reis and Niteroi gave us the competitive edge in meeting higher local content requirements. This, in addition to proven engineering expertise and strong project management, has led the consortium of FELS Setal SA and Technip Engenharia S/A to be awarded the P-52 floating production unit contract by Petrobras, the Brazilian national oil company.

Another landmark job was the contract from British Petroleum to construct the topsides and living quarters for the TPG-500 jackup production unit to be deployed in the Shah Deniz field in the Caspian Sea. Fabrication is being executed in our Singapore yard and when completed, the four modular strips will be transported to be mated at our Baku yard.

Leveraging the success of our Baku venture, Keppel has established an offshore engineering and construction facility in Kazakhstan to strengthen our presence in the Caspian Sea region. With growing interest from global energy players in the huge oil and gas reserves in the Caspian Sea, Keppel is even better positioned now to benefit from exploration and production activity in this region.

Our Brownsville subsidiary AMFELS continues to be active in serving our customers in the Gulf of Mexico.

For Property, we continue to capitalise on increasing demand for well-planned good-class urban residential properties in China, Vietnam and Thailand. We expect demand for middle income housing to intensify in China, driven by rapid urbanisation and rising affluence and given the positive outlook of the Chinese economy over the next few years. With the strong Keppel brand name and our successful One Park Avenue project in Shanghai, we are confident of winning the trust of the home-buying public in other Chinese cities.

Branching beyond our traditional market of premium residential developments, Keppel Land formed a joint venture CityOne Township Development with the HDB Corporation. CityOne combines the commercial development expertise of Keppel Land with the township planning expertise of HDB Corporation, and will focus on the development of integrated residential townships in key Chinese cities.

As a first project, CityOne acquired a 42-hectare site in Chengdu, capital city of Sichuan province, for a residential township development. Keppel Land, leading a consortium of Singapore companies including CityOne, signed an MOU to develop the Hunnan-Singapore Township in Shenyang, capital city of the Liaoning province in northeast China. These projects will meet the urgent housing needs arising from urbanisation and are expected to be launched in 2004-2005.

Keppel's experience and networks in China will help with the expansion of our Utilities Engineering business, especially for environmental projects.

Continued Development Of Intellectual Property For Competitive Advantage

Keppel places utmost importance on the development and commercialisation of intellectual property to sustain its competitive advantage and pricing power. Through customised solutions, superior technology and responsive service, we will be able to increase our value add to our customers.

Keppel will shortly establish the Keppel Technology Advisory Panel (KTAP) with members selected from eminent members of the international business and academic community to help set strategic directions and provide valuable cross-industry insights to our core businesses. The Panel will guide our efforts in developing and commercialising technology applications. It will orchestrate and complement existing units within the Group that engage in technology development and commercialisation.

Managing Uncertainties

One effect of increased globalisation is that business issues are no longer contained within national borders. While problems such as avian flu have limited impact on Keppel's operations, we have to be prepared to respond promptly to macro-issues both regionally and globally. This is especially critical, as no one really knows how such issues will affect investment decisions, trade patterns and location of business activities.

In tandem with our global business expansion, we strengthened our enterprise risk management (ERM) procedures. We set up the Risk Management Division to review and provide oversight to the overall risk management framework and ensure that adequate resources and attention are given to control of risks throughout the Group. This is how Keppel is preparing itself to respond positively to circumstances both foreseen and unforeseen, whether caused by terrorism or technology change, capital flow or competition.

Hallmark For Corporate Governance And Transparency

Keppel earns the trust and confidence of its shareholders by clearly communicating our strategies, achieving performance targets and continually improving on our performance. We recognise that trust is difficult to win but easily lost and take great pains to protect this hard-earned currency by continuously striving for the highest levels of corporate governance standards.

In August 2003, we held the inaugural Offsite Strategy and Board meeting. This was intended to get the Board involved earlier in the strategy setting process. I am pleased to say that the strategy cum networking session was a success, resulting in a framework for SBUs to help advance their business plans for the next few years, accompanied by earnings targets.

The Board continued to work with the external Coordinator to improve and refine the Directors' performance appraisal process which has entered its third year of application. The objective is to enable the Board and its Directors to obtain a better assessment of our performance and effectiveness collectively as a Board and individually as Directors. Through this process, the Directors also assessed the performance of the Board Chairman.

Working Together To Create Value For Shareholders

In 2003, we bid farewell to long time Board and Management members who have shaped and guided Keppel through the years. On behalf of Keppel, I wish to convey my heartfelt thanks to Professor Cham Tao Soon, Dr Bernard Tan and Mr Khoo Teng Chye for their sterling service on the Board, and to Mr Sim Kee Boon, who retired from Keppel as Senior Advisor in June 2003, for his immeasurable contributions to the Keppel Group for the past 19 years. Keppel has grown and benefited tremendously from his business acumen, commitment and experience.

I would like to take this opportunity also to welcome Mr Leung Chun Ying to the Keppel Board. His wealth of business experience in the Chinese market will be called upon with increasing frequency as Keppel expands its operations globally especially in China.

I wish to thank all our staff for their commitment to the Group. Your significant contributions have produced the results we see today.

May I also express my deepest appreciation to our shareholders, customers and business partners for your confidence in Keppel. I look forward to your continued support as we seek to grow more value for our shareholders.

Yours Sincerely,



Lim Chee Onn
Chairman

Singapore, 28 February 2004

CORPORATE INFORMATION

Board of Directors
Lim Chee Onn (Chairman)
Lim Hock San
Sven Bang Ullring
Tony Chew Leong-Chee
Tsao Yuan Mrs Lee Soo Ann
Andrew Ang
Lim Hwee Hua (Mrs)
Leung Chun Ying
(appointed on 19 August 2003)
Choo Chiau Beng
Teo Soon Hoe

Executive Committee
Lim Chee Onn (Chairman)
Lim Hock San
Tony Chew Leong-Chee
Andrew Ang
Lim Hwee Hua (Mrs)
Choo Chiau Beng
Teo Soon Hoe

Audit Committee
Lim Hock San (Chairman)
Tony Chew Leong-Chee
Tsao Yuan Mrs Lee Soo Ann

Remuneration and Share Option Committee
Sven Bang Ullring (Chairman)
Lim Hwee Hua (Mrs)
Leung Chun Ying

Nominating Committee
Sven Bang Ullring (Chairman)
Tsao Yuan Mrs Lee Soo Ann
Andrew Ang

Company Secretary
Caroline Chang

Registered Office
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Telephone: (65) 6270 6666
Telefax: (65) 6413 6391
Email: keppelgroup@kepcorp.com
www.kepcorp.com

Registrar
B.A.C.S. Private Limited
63 Cantonment Road
Singapore 089758

Auditors
PricewaterhouseCoopers
Certified Public Accountants
Singapore
Audit Partner: Quek Bin Hwee
(appointed in 2002)

FINANCIAL CALENDAR

Financial year-end	31 December 2003
Announcement of 2003 1Q results	29 April 2003
Announcement of 2003 2Q results	31 July 2003
Announcement of 2003 3Q results	28 October 2003
Announcement of 2003 full year results	30 January 2004
Despatch of Summary Financial Report to shareholders	29 March 2004
Despatch of Annual Report to shareholders*	13 April 2004
Annual General Meeting and Extraordinary General Meeting	28 April 2004
2003 Proposed final dividend	
Book closure date	5.00 pm, 6 May 2004
Payment date	18 May 2004
Proposed capital distribution	
Indicative book closure date	5.00 pm, 15 June 2004
Indicative payment date	25 June 2004
Announcement of 2004 1Q results	April 2004
Announcement of 2004 2Q results	July 2004
Announcement of 2004 3Q results	October 2004
Announcement of 2004 full year results	January 2005

* The Annual Report will be despatched only to those shareholders who have indicated to us previously that they wish to receive the Annual Report for as long as they are shareholders or who return their Request forms by 6 April 2004.

IMPORTANT

The Summary Financial Statement as set out on pages 7 to 14 contains only a summary of the information in the directors' report and financial statements of the Company's Annual Report. It does not contain sufficient information to allow for a full understanding of the results of the Group and the state of affairs of the Company and the Group. For further information, the full financial statements, the auditors' report on those statements and the directors' report in the Annual Report should be consulted. Shareholders may request for a copy of the Annual Report at no cost. Please use the Request Form at the end of this Summary Financial Report.

SUMMARY DIRECTORS' REPORT

DIRECTORS

The Directors of the Company in office at the date of this report are:

Lim Chee Onn (Chairman)
Lim Hock San
Sven Bang Ullring
Tony Chew Leong-Chee
Tsao Yuan Mrs Lee Soo Ann
Andrew Ang
Lim Hwee Hua (Mrs)
Leung Chun Ying (appointed on 19 August 2003)
Choo Chiau Beng
Teo Soon Hoe

AUDIT COMMITTEE

The Audit Committee of the Board of Directors comprises three independent Directors. Members of the Committee are:

Lim Hock San (Chairman)
Tony Chew Leong-Chee
Tsao Yuan Mrs Lee Soo Ann

The Audit Committee carried out its function in accordance with the Companies Act, including the following:

- Review audit plans and reports of the Company's external auditors and internal auditors and consider effectiveness of actions/ policies taken by management on the recommendations and observations;
- Review the assistance given by the Company's officers to the auditors;
- Independent review of quarterly financial reports and year-end financial statements;
- Examine effectiveness of financial, operating and compliance controls;
- Review the independence and objectivity of the external auditors annually;
- Review the nature and extent of non-audit services performed by auditors;
- Meet with external auditors and internal auditors, without the presence of management, at least annually;
- Ensure that internal audit function is adequately resourced and has appropriate standing within the Company, at least once annually;
- Review interested person transactions; and
- Investigate any matters within the Audit Committee's term of reference, whenever it deems necessary.

The Committee recommended to the Board of Directors the re-appointment of PricewaterhouseCoopers as auditors of the Company at the forthcoming annual general meeting.

ARRANGEMENTS TO ENABLE DIRECTORS TO ACQUIRE SHARES AND DEBENTURES

Neither at the end of nor at any time during the financial year was the Company a party to any arrangement whose object was to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate other than the KCL Share Option Scheme.

DIRECTORS' INTEREST IN SHARES AND DEBENTURES

According to the Register of Directors' shareholdings kept by the Company for the purpose of Section 164 of the Companies Act, the Directors holding office at the end of the financial year and their interests in the shares and debentures of the Company are as follows:

		Holdings At	
	1.1.03	**31.12.03**	**21.1.04**
Ordinary shares of $0.50 each ("Shares")			
Lim Chee Onn	462,083	600,083	600,083
Sven Bang Ullring	9,000	16,000	16,000
Choo Chiau Beng	322,583	377,583	377,583
Teo Soon Hoe	629,166	767,166	767,166
Share options			
Lim Chee Onn	1,205,000	1,377,000	1,377,000
Choo Chiau Beng	872,000	1,047,000	1,047,000
Teo Soon Hoe	955,000	1,047,000	1,047,000

DIRECTORS' CONTRACTUAL BENEFITS

Since the end of the previous financial year, no Director of the Company has received or become entitled to receive a benefit which is required to be disclosed by Section 201(8) of the Companies Act, being a benefit by reason of a contract made by the Company or a related corporation with the Director, or with a firm of which he is a member, or with a company in which he has a substantial financial interest except as disclosed in the notes to the financial statements and in this report.

SHARE OPTIONS OF THE COMPANY

The particulars of the KCL Share Option Scheme ("Scheme") which, has been approved by the shareholders of the Company are set out below:

The Scheme is administered by the Remuneration and Share Option Committee whose members are:

Sven Bang Ullring (Chairman)
Lim Hwee Hua (Mrs)
Leung Chun Ying

Under the Scheme, an option may, except in certain special circumstances, be exercised at any time after two years but no later than the expiry date. The Shares under option may be exercised in full or in respect of 100 Shares or a multiple thereof, on the payment of the subscription price. The subscription price is based on the average of last done prices for the Shares of the Company on the Singapore Exchange Securities Trading Limited for the three market days preceding the date of Offer. The Remuneration and Share Option Committee may at its discretion fix the subscription price at a discount not exceeding 20 percent to the above price. No options had been offered at a discount.

The employees to whom the options have been granted do not have the right to participate by virtue of the options in a share issue of any other company. Certain employees who have been transferred from subsidiaries to the Company and to whom options have been granted may also hold options granted by subsidiaries prior to their transfer to the Company, while certain employees who have been granted options by the Company and were subsequently transferred from the Company to subsidiaries may be entitled to options under the subsidiaries' share option schemes.

The number of Shares available under the Scheme shall not exceed 15% of the issued share capital of the Company. Options to take up 4,131,666 Shares were granted during the financial year. There were 5,251,500 Shares issued by virtue of exercise of options and options to take up 445,000 Shares were cancelled during the financial year. At the end of the financial year, there were 13,133,166 Shares under option as follows:

	Number of Share Options					
Date of Grant	Balance at 1.1.03 or Later Date of Grant	Exercised	Cancelled	Balance at 31.12.03	Subscription Price *	Date of Expiry
19.03.98	699,000	(479,000)	(220,000)	-	$3.78	18.03.03
07.09.98	383,000	(361,000)	(22,000)	-	$0.79	06.09.03
02.03.99	274,000	(112,000)	-	162,000	$3.38	01.03.09
01.11.99	1,315,000	(634,000)	(5,000)	676,000	$3.84	31.10.09
17.03.00	925,000	(284,000)	(5,000)	636,000	$2.68	16.03.10
18.10.00	1,875,000	(633,000)	(29,000)	1,213,000	$2.72	17.10.10
20.04.01	2,643,000	(1,387,000)	(48,000)	1,208,000	$2.30	19.04.11
27.09.01	2,754,000	(1,039,000)	(86,000)	1,629,000	$2.13	26.09.11
20.12.02	3,830,000	(225,000)	(30,000)	3,575,000	$3.50	19.12.12
11.02.03	2,026,666	(97,500)	-	1,929,166	$3.54	10.02.13
14.08.03	2,105,000	-	-	2,105,000	$5.37	13.08.13
	18,829,666	(5,251,500)	(445,000)	13,133,166		

** Subscription prices were adjusted for the capital distribution*

The information on Directors of the Company participating in the Scheme is as follows:

Name of Director	Options granted during the financial year	Aggregate options granted since commencement of the Scheme to the end of financial year	Aggregate options exercised since commencement of the Scheme to the end of financial year	Aggregate options lapsed since commencement of the Scheme to the end of financial year	Aggregate options outstanding as at the end of financial year
Lim Chee Onn	310,000	2,610,000	659,250	573,750	1,377,000
Choo Chiau Beng	230,000	2,280,000	659,250	573,750	1,047,000
Teo Soon Hoe	230,000	2,280,000	659,250	573,750	1,047,000

No employee received 5 percent or more of the total number of shares under options available under the Scheme.

There are no options granted to any of the Company's controlling shareholders or their associates under the KCL Share Option Scheme.

SHARE OPTIONS OF SUBSIDIARIES

The particulars of share options of subsidiaries of the Company are as follows:

Keppel Land Limited

At the end of the financial year, there were 10,716,500 unissued shares of Keppel Land Limited under option relating to the Keppel Land Share Option Scheme. Details and terms of the options have been disclosed in the Directors' Report of Keppel Land Limited.

Keppel Telecommunications & Transportation Ltd

At the end of the financial year, there were 8,383,000 unissued shares of Keppel Telecommunications & Transportation Ltd under option relating to the Keppel T&T Share Option Scheme. Details and terms of the options have been disclosed in the Directors' Report of Keppel Telecommunications & Transportation Ltd.

The Summary Financial Statement set out on pages 7 to 14 was approved by the Board of Directors and was signed on its behalf by:



LIM CHEE ONN
Executive Chairman



TEO SOON HOE
Group Finance Director

Singapore, 28 February 2004

AUDITORS' STATEMENT TO THE MEMBERS OF KEPPEL CORPORATION LIMITED

We have examined the Summary Financial Statement set out on pages 7 to 14.

In our opinion, the Summary Financial Statement is consistent with the full financial statements and directors' report of Keppel Corporation Limited and of the Group for the year ended 31 December 2003 and complies with the requirements of Section 203A of the Companies (Amendment) Act 1995, and regulations made thereunder applicable to a Summary Financial Statement.

We have issued an unqualified audit report dated 28 February 2004 on the full financial statements of Keppel Corporation Limited and of the Group for the year ended 31 December 2003. The audit report is as follows:

AUDITORS' REPORT TO THE MEMBERS OF KEPPEL CORPORATION LIMITED

We have audited the balance sheet and statement of changes in equity of Keppel Corporation Limited and the consolidated financial statements of the Group for the financial year ended 31 December 2003 set out on pages # to #. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

(a) the accompanying balance sheet and statement of changes in equity of the Company and consolidated financial statements of the Group are properly drawn up in accordance with the provisions of the Companies Act, Chapter 50 ("the Act") and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2003 and the changes in equity of the Company and the results, changes in equity and cash flows of the Group for the financial year ended on that date; and

(b) the accounting and other records (excluding registers) required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

We have considered the financial statements and auditors' reports of all the subsidiaries of which we have not acted as auditors and the financial statements of subsidiaries of which an audit is not required by law in their countries of incorporation, being financial statements included in the consolidated financial statements. The names of these subsidiaries are disclosed in Note 39 to the financial statements.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification and in respect of subsidiaries incorporated in Singapore did not include any comment made under Section 207(3) of the Act.

PricewaterhouseCoopers
Certified Public Accountants

Singapore, 28 February 2004

#The page numbers are as stated in the Auditors' Report dated 28 February 2004 included in Keppel Corporation Limited's Annual Report for the financial year ended 31 December 2003.

SUMMARY BALANCE SHEETS
as at 31 December 2003

	Group		Company	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Share capital	**387,533**	384,907	**387,533**	384,907
Reserves	**2,501,984**	2,332,680	**2,568,766**	2,369,690
Share capital & reserves	**2,889,517**	2,717,587	**2,956,299**	2,754,597
Minority interests	**1,069,518**	1,154,557	**-**	-
Capital employed	**3,959,035**	3,872,144	**2,956,299**	2,754,597
Represented by:				
Fixed assets	**1,705,416**	2,577,606	**8,657**	8,493
Investment properties	**1,886,958**	1,721,849	**-**	-
Development properties	**211,164**	187,919	**-**	-
Subsidiaries	**-**	-	**3,600,057**	3,510,300
Associated companies	**1,358,249**	1,184,934	**3,074**	3,074
Investments	**103,077**	191,760	**-**	1,701
Loans receivable	**9,670**	57,116	**451,156**	451,502
Intangibles	**146,667**	141,434	**-**	-
	5,421,201	6,062,618	**4,062,944**	3,975,070
Current assets				
Stocks & work-in-progress	**2,565,063**	2,592,718	**-**	-
Amounts due from:				
- subsidiaries	**-**	-	**628,485**	729,662
- associated companies	**247,152**	300,202	**1,560**	12,496
Debtors	**886,639**	1,482,717	**16,356**	19,056
Short term investments	**214,787**	222,580	**-**	-
Bank balances, deposits & cash	**747,891**	814,764	**552**	48,974
	4,661,532	5,412,981	**646,953**	810,188
Current liabilities				
Creditors	**1,621,766**	1,947,349	**23,319**	27,220
Provisions	**14,328**	14,158	**5,000**	5,000
Amounts due to:				
- subsidiaries	**-**	-	**424,890**	196,120
- associated companies	**125,075**	254,113	**-**	-
Term loans	**1,186,037**	2,262,986	**826,534**	1,331,457
Taxation	**92,274**	125,171	**3,155**	-
Bank overdrafts	**9,761**	2,849	**-**	-
	3,049,241	4,606,626	**1,282,898**	1,559,797
Net current assets/(liabilities)	**1,612,291**	806,355	**(635,945)**	(749,609)
Non-current liabilities				
Term loans	**2,592,537**	2,438,772	**450,000**	450,000
Deferred taxation	**179,920**	256,057	**20,700**	20,864
Proceeds from sale of future residential receivables	**302,000**	302,000	**-**	-
	3,074,457	2,996,829	**470,700**	470,864
Net assets	**3,959,035**	3,872,144	**2,956,299**	2,754,597

SUMMARY PROFIT AND LOSS ACCOUNT

for the financial year ended 31 December 2003

	Group	
	2003	2002
	$'000	$'000
Turnover	**5,947,193**	5,527,925
Materials and subcontract costs	**(4,404,502)**	(4,096,924)
Staff costs	**(707,892)**	(669,337)
Depreciation and amortisation	**(223,162)**	(186,181)
Other operating expenses	**(106,915)**	(112,727)
Operating profit	**504,722**	462,756
Investment income	**5,738**	5,572
Interest income	**28,915**	34,778
Interest expenses	**(66,877)**	(66,324)
Share of results of associated companies	**84,208**	74,318
Profit before tax and exceptional items	**556,706**	511,100
Exceptional items	**(13,680)**	(21,022)
Profit before taxation	**543,026**	490,078
Taxation	**(62,965)**	(83,379)
Profit after taxation	**480,061**	406,699
Minority interests	**(82,001)**	(48,441)
Profit attributable to shareholders	**398,060**	358,258
Comprising:		
Profit before exceptional items	**394,722**	355,573
Exceptional items	**3,338**	2,685
	398,060	358,258

SUMMARY PROFIT AND LOSS ACCOUNT (cont'd).
for the financial year ended 31 December 2003

	Group	
	2003	2002
	$'000	$'000
Earnings per ordinary share		
Before exceptional items		
- basic	**51.1 cts**	46.3 cts
- diluted	**50.8 cts**	46.0 cts
After exceptional items		
- basic	**51.5 cts**	46.7 cts
- diluted	**51.2 cts**	46.4 cts
Interim dividend of 16% less tax and proposed final dividend of 22% less tax (2002: Interim dividend of 16% less tax and final dividend of 20% less tax)	**114,796**	108,248
Directors' emoluments		
Directors of the Company		
- fees for current year	**492**	437
- under provision of fees for prior year	**1**	211
- other emoluments	**7,066**	6,905
Contracts for services rendered by Directors or with a company in which a Director has a substantial financial interest	**1,092**	61

Material Changes in Accounting Policies
During the financial year, there were no material changes in accounting policies for the Group.

During the financial year, the following interested person transactions were entered into by the Group:

Name of Interested Person	Aggregate value of all interested person transactions (excluding transactions less than $100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920 of SGX Listing Manual)		Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 of SGX Listing Manual (excluding transactions less than $100,000)	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Transaction for the Sale of Goods and Services				
CapitaLand Group	**6,806**	12,669	-	-
National University Hospital	**3,320**	-	-	-
Neptune Orient Lines Group	-	720	-	-
Pacific Internet	-	-	**440**	-
PSA Corporation Group	**22,026**	26,824	**8,860**	-
SembCorp Industries Group	**54**	17,620	**2,268**	-
SembCorp Marine Group	-	-	**312**	-
Singapore Airlines Group	**7,899**	-	-	-
Singapore Power/Power Seraya/ Senoko Power/Tuas Power Group	-	2,974	**4,536**	-
Singapore Telecommunications Group	-	-	**2,900**	-
Transaction for the Purchase of Goods and Services				
Mapletree Investments Pte Ltd	**448**	186	**5,573**	-
SembCorp Industries Group	-	-	**2,268**	-
Singapore Power/Power Seraya/ Senoko Power/Tuas Power Group	-	1,267	**4,536**	-
Acquisition of Investment				
Temasek Holdings (Private) Limited and its associates	**3,619**	-	-	-
Joint Venture				
Singapore Airport Terminal Services	**250**	-	-	-
Total Interested Person Transactions	**44,422**	62,260	**31,693**	-

Save for the interested person transactions disclosed above, there were no other material contracts entered into by the Company and its subsidiaries involving the interests of its chief executive officer, directors or controlling shareholders, which are either still subsisting at the end of the financial year or, if not then subsisting, entered into since the end of the previous financial year.

Authorised Share Capital: $1,500,000,000.00
Issued and Fully Paid-up Capital: $387,725,795.50
Class of Shares: Ordinary Shares of $0.50 each with equal voting rights

Size of Shareholdings	No. of Shareholders	%	No. of Shares	%
1 - 999	757	5.37	276,336	0.04
1,000 – 10,000	12,012	85.15	35,895,718	4.63
10,001 – 1,000,000	1,321	9.36	47,108,718	6.07
1,000,001 and above	17	0.12	692,170,819	89.26
Total	14,107	100.00	775,451,591	100.00

Top Twenty Shareholders	No. of Shares	%
Temasek Holdings (Private) Limited	246,377,760	31.77
Raffles Nominees Pte Ltd	143,612,029	18.52
DBS Nominees Pte Ltd	118,235,309	15.25
Citibank Nominees Singapore Pte Ltd	69,424,659	8.95
HSBC (Singapore) Nominees Pte Ltd	50,971,362	6.57
United Overseas Bank Nominees Pte Ltd	31,530,090	4.06
Oversea Chinese Bank Nominees Pte Ltd	11,099,951	1.43
Morgan Stanley Asia (Singapore) Pte Ltd	4,125,369	0.53
DB Nominees (S) Pte Ltd	3,859,483	0.50
Shanwood Development Pte Ltd	3,200,000	0.41
The Asia Life Assurance Society Ltd - Singapore Life Fund	2,206,000	0.28
HSBC Private Bank (Suisse) SA	1,678,750	0.22
DBS Vickers Securities (S) Pte Ltd	1,310,550	0.17
Societe Generale Singapore Branch	1,242,000	0.16
BNP Paribas Nominees Singapore Pte Ltd	1,139,750	0.15
UOB Kay Hian Pte Ltd	1,132,020	0.15
National University Of Singapore	1,025,737	0.13
Teo Soon Hoe	747,166	0.10
Kim Leng Tee Investments Pte Ltd	648,000	0.08
ING Nominees (Singapore) Pte Ltd	512,750	0.07
Total	694,078,735	89.50

Substantial Shareholder

	Direct Interest		Deemed Interest		Total Interest	
	No. of Shares	%	No. of Shares	%	No. of Shares	%
Temasek Holdings (Private) Limited	246,377,760	31.77	645,000[(i)]	0.08	247,022,760	31.85

Note (i):-
By operation of the provisions of Section 7 of the Companies Act, Temasek Holdings (Private) Limited is deemed to be interested in the 645,000 Shares held by the DBS group of companies and the Singapore Airlines group of companies

Public Shareholders

Approximately 67% of the issued shares of the Company is held by the public and therefore, pursuant to Rules 1207 and 723 of the Listing Manual of the Singapore Exchange Securities Trading Limited, it is confirmed that at least 10% of the ordinary shares of the Company is at all times held by the public.

NOTICE IS HEREBY GIVEN that the 36th Annual General Meeting of the ordinary shareholders of the Company will be held at InterContinental Singapore, Ballroom 2 & 3 (Level 2), 80 Middle Road, Singapore 188966 on 28 April 2004 at 2.00 p.m. to transact the following business:

AS ORDINARY BUSINESS

1. To receive and adopt the Directors' Report and Audited Accounts for the year ended 31 December 2003. **(Resolution 1)**

2. To declare a final dividend of 22 percent (22%) or 11 cents per share less tax for the year ended 31 December 2003. **(Resolution 2)**

3. To re-elect the following Directors who retire in accordance with Article 81B of the Company's Articles of Association and who, being eligible, offer themselves for re-election pursuant to Article 81C:

   (i) Mr Choo Chiau Beng **(Resolution 3)**
   (ii) Mr Lim Hock San (see Note 2) **(Resolution 4)**
   (iii) Tsao Yuan Mrs Lee Soo Ann (see Note 2) **(Resolution 5)**

4. To re-elect Mr Leung Chun Ying who, being appointed by the Board of Directors after the last Annual General Meeting, retires in accordance with Article 81A(1) of the Company's Articles of Association and who, being eligible, offers himself for re-election. **(Resolution 6)**

5. To approve Directors' fees of $492,000 for the year ended 31 December 2003. **(Resolution 7)**

6. To re-appoint Auditors and authorise the Directors to fix their remuneration. **(Resolution 8)**

AS SPECIAL BUSINESS

7. To consider and if thought fit, approve, with or without modification, the following resolutions, as Ordinary Resolutions:

7.1 That:-

   (i) the "Guidelines on Share Purchases by the Company" which were approved by shareholders at the Annual General Meeting held on 22 May 2003 and reproduced in Annexure A to Appendix 1 of this Notice of Annual General Meeting ("Appendix 1") be amended in accordance with Annexure B to Appendix 1; and

   (ii) the Directors of the Company be and are hereby authorised to make purchases from time to time of up to a maximum of 10% of the issued ordinary share capital of the Company (ascertained as at the date of the last Annual General Meeting of the Company or at the date on which this Resolution is passed, whichever is higher) at any price up to but not exceeding the Maximum Price, in accordance with the "Guidelines on Share Purchases by the Company" as set out in Annexure A to Appendix 1 as amended in accordance with Annexure B to Appendix 1, and this mandate shall, unless revoked or varied by the Company in general meeting continue in force until the date on which the next Annual General Meeting of the Company is held, or is required by law to be held, whichever is the earlier (see Note 3). **(Resolution 9)**

7.2 That pursuant to Section 161 of the Companies Act (Chapter 50) and Article 48A of the Company's Articles of Association, authority be and is hereby given to the Directors of the Company to:-

   (a) (i) issue shares in the capital of the Company ("Shares") whether by way of right, bonus or otherwise, and including any capitalisation pursuant to Article 124 of the Company's Articles of Association of any sum for the time being standing to the credit of any of the Company's reserve accounts or any sum standing to the credit of the profit and loss account or otherwise available for distribution; and/or

(ii) make or grant offers, agreements or options (collectively, "Instruments") that might or would require Shares to be issued, including but not limited to the creation and issue of warrants, debentures or other instruments convertible into Shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding that the authority so conferred by this Resolution may have ceased to be in force) issue Shares in pursuance of any Instrument made or granted by the Directors while the authority was in force,

provided that:-

(1) the aggregate number of Shares to be issued pursuant to this Resolution (including Shares to be issued in pursuance of Instruments made or granted pursuant thereto and any adjustments effected under any relevant Instrument), does not exceed 50% of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of Shares to be issued other than on a pro rata basis to shareholders of the Company (including Shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution and any adjustments effected under any relevant Instrument) does not exceed 20% of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) for the purpose of determining the aggregate number of Shares that may be issued under sub-paragraph (1) above, the percentage of issued share capital shall be calculated based on the issued share capital of the Company as at the date of the passing of this Resolution after adjusting for:-

(i) new Shares arising from the conversion or exercise of convertible securities or employee share options or vesting of share awards outstanding or subsisting as at the date of the passing of this Resolution; and

(ii) any subsequent consolidation or sub-division of Shares;

(3) in exercising the power to make or grant Instruments (including the making of any adjustments under the relevant Instrument), the Company shall comply with the provisions of the listing manual of the Singapore Exchange Securities Trading Limited ("SGX-ST") for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting), the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting is required by law to be held whichever is the earlier (see Note 4).
(Resolution 10)

7.3 That:-

(i) approval be and is hereby given, for the purposes of Chapter 9 of the Listing Manual of the SGX-ST, for the Company, its subsidiaries and target associated companies (as defined in Appendix 2 to this Notice of Annual General Meeting ("Appendix 2")), or any of them, to enter into any of the transactions falling within the types of Interested Person Transactions described in Appendix 2, with any person who falls within the classes of Interested Persons described in Appendix 2, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for Interested Person Transactions as set out in Appendix 2 (the "Shareholders' Mandate");

(ii) the Shareholders' Mandate shall, unless revoked or varied by the Company in general meeting, continue in force until the date that the next Annual General Meeting of the Company is held or is required by law to be held, whichever is earlier;

(iii) the Audit Committee of the Company be and is hereby authorised to take such action as it deems proper in respect of such procedures and/or to modify or implement such procedures as may be necessary to take into consideration any amendment to Chapter 9 of the Listing Manual which may be prescribed by the SGX-ST from time to time; and

(iv) the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including, without limitation, executing all such documents as may be required) as they may consider expedient or necessary or in the interests of the Company to give effect to the Shareholders' Mandate and/or this Resolution (see Note 5). **(Resolution 11)**

8. To transact such other business which can be transacted at an Annual General Meeting of the Company.

NOTICE IS ALSO HEREBY GIVEN that the Transfer Books and the Register of Members of the Company will be closed on 7 May 2004, for the preparation of dividend warrants. Duly completed transfers received by the Company's registrar, B.A.C.S. Pte Ltd, 63 Cantonment Road, Singapore 089758 up to the close of business at 5.00 p.m. on 6 May 2004 will be registered to determine shareholders' entitlement to the proposed final dividend. The proposed final dividend if approved at the Annual General Meeting will be paid on 18 May 2004.

BY ORDER OF THE BOARD

Caroline Chang
Company Secretary
Singapore, 29 March 2004

Notes:

1. A member of the Company is entitled to appoint a proxy to attend the meeting and vote in his stead. A proxy need not be a member of the Company. The instrument appointing a proxy must be deposited at the registered office of the Company at 1 HarbourFront Avenue, #18-01 Keppel Bay Tower, Singapore 098632, not less than 48 hours before the time appointed for holding the Annual General Meeting.

2. Messrs Lim Hock San and Lee Tsao Yuan will upon re-election, continue to serve as Chairman and member of the Audit Committee respectively. They are considered Independent Directors pursuant to Clause 704(8) of the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST").

3. Ordinary Resolution No. 9 is to modify and renew the Share Buy-Back Mandate, which was originally approved by the shareholders on 18 February 2000. Please refer to Appendix 1 to this Notice of Annual General Meeting for details.

4. Ordinary Resolution No. 10 is to empower the Directors from the date of the Annual General Meeting until the date of the next Annual General Meeting to issue further Shares and Instruments in the Company, including a bonus or rights issue. The maximum number of Shares, which the Directors may issue under this resolution shall not exceed the quantum set out in the resolution.

5. Ordinary Resolution No.11 is to renew a mandate which was originally approved by the shareholders on 22 May 2003, allowing the Company and its subsidiaries and target associated companies to enter into transactions with interested persons as defined in Chapter 9 of the Listing Manual of the SGX-ST. Please refer to Appendix 2 to this Notice of Annual General Meeting for details.

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PROXY FORM

Keppel Corporation

Keppel Corporation Limited
(Incorporated in the Republic of Singapore)

ANNUAL GENERAL MEETING

IMPORTANT:

1. For investors who have used their CPF monies to buy Keppel Corporation Limited's shares, this report is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

I/We ______________________________ (name)

of ______________________________ (address)

being a Shareholder(s) of KEPPEL CORPORATION LIMITED hereby appoint:-

Name	Address	NRIC/ Passport Number	Proportion of Shareholdings	
			No. of Shares	%

and/or (delete as appropriate)

Name	Address	NRIC/ Passport Number	Proportion of Shareholdings	
			No. of Shares	%

as my/our proxy/proxies to attend and vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Annual General Meeting of the shareholders of the Company to be held on 28 April 2004 at 2.00 p.m. and at any adjournment thereof. I/We direct my/our proxy/proxies to vote for or against the Resolutions to be proposed at the Meeting as indicated hereunder. If no specific direction as to voting is given, the proxy/proxies will vote or abstain from voting at his/their discretion.

Resolutions	To be used on a show of hands		To be used in the event of a poll	
	For*	Against*	Number of Votes For**	Number of Votes Against**
Ordinary Business 1) Adoption of Directors' Report and Accounts				
2) Declaration of Dividends				
3) Re-election of Mr Choo Chiau Beng as Director				
4) Re-election of Mr Lim Hock San as Director				
5) Re-election of Tsao Yuan Mrs Lee Soo Ann as Director				
6) Re-election of Mr Leung Chun Ying as Director				
7) Approval of Directors' fees				
8) Re-appointment of Auditors				
Special Business 9) Modification and Renewal of Share Buy-Back Mandate				
10) Issue of additional shares and convertible instruments pursuant to Section 161 of the Companies Act, Cap 50				
11) Renewal of Shareholders' Mandate for Interested Person Transactions				

* Please indicate your vote "For" or "Against" with an "X" within the box provided.
** If you wish to exercise all your votes "For" or "Against", please indicate with an "X" within the box provided. Alternatively, please indicate the number of votes as appropriate.

Dated this __________ day of __________ 2004

Total Number of Shares held	

____
Signature(s) or Common Seal of Member(s)

IMPORTANT: Please read the notes overleaf before completing this Proxy Form.

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NOTES:-

1. Please insert the total number of Shares held by you. If you have Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of Shares. If you only have Shares registered in your name in the Register of Members, you should insert that number of Shares. However, if you have Shares entered against your name in the Depository Register and Shares registered in your name in the Register of Members, you should insert the aggregate number of Shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the Shares held by you.

2. A Shareholder of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him. A proxy need not be a Shareholder of the Company. Where a Shareholder appoints two proxies, the proportion of the shareholding concerned to be represented by each proxy shall be specified in the proxy form. If no percentage is specified, the first named proxy shall be deemed to represent 100 per cent of the shareholding and the second named proxy shall be deemed to be an alternate to the first named proxy.

3. The instrument appointing a proxy or proxies must be deposited at the registered office of the Company at 1 HarbourFront Avenue, #18-01 Keppel Bay Tower, Singapore 098632, not less than 48 hours before the time appointed for the Annual General Meeting.

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Affix
Postage
Stamp

The Company Secretary
Keppel Corporation Limited
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632

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4. The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised. Where an instrument appointing a proxy is signed on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof must (failing previous registration with the Company) be lodged with the instrument of proxy, failing which the instrument may be treated as invalid.

5. A corporation which is a Shareholder may authorise, by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Annual General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.

6. The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of Shareholders whose Shares are entered against their names in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if such Shareholders are not shown to have Shares entered against their names in the Depository Register 48 hours before the time appointed for holding the Annual General Meeting as certified by The Central Depository (Pte) Limited to the Company.

REQUEST FORM

Keppel Corporation

Keppel Corporation Limited
(Incorporated in the Republic of Singapore)

29 March 2004

Dear Shareholder,

This is a copy of the Summary Financial Report ("SFR") of Keppel Corporation Limited ("Keppel Corporation") for the financial year 2003. The SFR contains a review of the Keppel Corporation Group for the year ended 31 December 2003. It also contains a summary of the information in the Directors' Report and financial statements of the Company's Annual Report ("AR") 2003. We will be sending you a copy of the SFR for so long as you are a Keppel Corporation shareholder unless you indicate otherwise.

The Directors' Report and the full financial statements for the year ended 31 December 2003 are set out in a separate report called the AR 2003. This report is available to all registered Keppel Corporation shareholders at no cost upon request.

For shareholders receiving this SFR for the first time, if you wish to receive a copy of the AR for 2003 or for so long as you are a shareholder, please complete the request form below by ticking the first or third box respectively and return it to us by 6 April 2004. If we do not receive your request form, it would indicate that you do not wish to receive copies of the AR for 2003 and for future financial years.

For shareholders who did not respond last year or whose replies were not received by us, you may indicate your wishes by ticking the appropriate box in the request form below and returning it to us by 6 April 2004. If we do not receive your request form, it would indicate that you do not wish to receive the AR for 2003 and for future financial years.

For shareholders who indicated to us last year that you wish to receive the ARs for so long as you are a shareholder, you may change your wishes by ticking the second box in the request form below and returning it to us by 6 April 2004. If we do not receive your reply, it would indicate that there is no change to your wishes.

For the convenience of shareholders, a copy of the AR for 2003 will be posted at Keppel Corporation's website www.kepcorp.com from 13 April 2004. Shareholders may request for physical copies of the AR for 2003 as indicated above.

Your latest request will supersede earlier requests received by us.

Yours faithfully
for KEPPEL CORPORATION LIMITED

Caroline Chang
Company Secretary

REQUEST FORM

To: Keppel Corporation Limited

N.B. Please tick only one box. Incomplete forms will not be processed.

[ ] Please send me/us the Annual Report in addition to the Summary Financial Report for financial year 2003.

[ ] Please do not send me/us the *Summary Financial Report or the Annual Report/Annual Report for so long as I/we/are a shareholder(s) of Keppel Corporation Limited.

[ ] Please send me/us the Annual Report in addition to the Summary Financial Report for financial year 2003 and for so long as I/we/are a shareholder(s) of Keppel corporation Limited.

Name(s) of shareholder(s): ______________________

*NRIC/Passport Number(s): ______________ CDP Securities Account No: ________

Address: ______________________

______________________ Singapore ________

Signature(s): ______________ Date: ______________

*delete where inapplicable

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Postage will be paid by addressee. For posting in Singapore only

Keppel Corporation

BUSINESS REPLY SERVICE
PERMIT NO. 05429

THE COMPANY SECRETARY
KEPPEL CORPORATION LIMITED
1 HARBOURFRONT AVENUE
18-01 KEPPEL BAY TOWER
SINGAPORE 098632

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Keppel Corporation Limited
(Incorporated in the Republic of Singapore)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Telephone (65) 6270 6666
Fax (65) 6413 6391
Email keppelgroup@kepcorp.com
www.kepcorp.com

The Singapore Exchange Securities Trading Limited ("SGX-ST") assumes no responsibility for the accuracy of any of the statements made, reports contained or opinions expressed in these Appendices.

If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

Keppel Corporation

Keppel Corporation Limited

(Incorporated in the Republic of Singapore)

APPENDICES TO THE NOTICE OF ANNUAL GENERAL MEETING DATED 29 MARCH 2004

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CONTENTS

PROPOSED MODIFICATION TO AND RENEWAL OF THE SHARE BUY-BACK MANDATE

1. BACKGROUND & PROPOSED MODIFICATION

1.1 Keppel Corporation Limited (the "Company") proposes to seek the approval of shareholders of the Company (the "Shareholders") at the Annual General Meeting to be held on 28 April 2004 ("2004 AGM") of the modification to and renewal of a general mandate (the "Share Buy-Back Mandate") to authorise the directors of the Company ("Directors") to make purchases of fully-paid ordinary shares of $0.50 each in the capital of the Company ("Shares") representing up to a maximum of 10 per cent. of the issued ordinary share capital of the Company as at the date of the last Annual General Meeting of the Company or at the date on which the resolution authorising the same is passed, whichever is higher, at a price of up to but not exceeding the Maximum Price (as defined below), in accordance with the "Guidelines on Share Purchases by the Company" as set out in Annexure A to this Appendix 1 ("Guidelines"), as proposed to be modified herein.

1.2 The Share Buy-Back Mandate was originally approved by Shareholders on 18 February 2000. Shareholders had approved the renewal and amendment of the mandate at the previous Annual General Meeting of the Company held on 22 May 2003. The mandate amended and renewed on 22 May 2003 will expire on the date of the forthcoming 2004 AGM. If the proposed resolution for the modification and renewal of the Share Buy-Back Mandate is approved at the 2004 AGM, the mandate shall, unless revoked or varied by the Company in general meeting, continue in force until the date on which the next Annual General Meeting of the Company is or is required by law to be held, whichever is the earlier.

1.3 With effect from 2 January 2004, the SGX-ST has amended the Best Practices Guide of the SGX-ST listing rules (the "Best Practices Guide") to recommend that an issuer and its officers should not deal in the issuer's securities for a period of two weeks prior to the release of the issuer's quarterly results instead of a period of one month. Where annual results are being announced, the recommended embargo period for dealing in the issuer's securities remains unchanged at one month prior to the release of such results.

1.4 Accordingly, the Company proposes to amend section 8 of the Guidelines to reflect the amendment made to the Best Practices Guide. The proposed amended section 8 of the Guidelines is set out in Annexure B of this Appendix 1.

1.5 Apart from the rationale for the proposed modification to the Guidelines set out above, the purpose of this Appendix is to provide information relating to and to explain the rationale for the proposed renewal of the Share Buy-Back Mandate.

2. RATIONALE

The Share Buy-Back Mandate will give the Directors the flexibility to purchase Shares if and when circumstances permit. The mandate provides the Company and its Directors with a simple mechanism to facilitate the return of surplus cash over and above its capital requirements in an expedient and cost-effective manner. The mandate will also allow the Directors to exercise control over the Company's share capital structure with a view to enhancing the earnings per Share and/or net asset value per Share.

3. MANNER OF PURCHASES OF SHARES

3.1 Purchases of Shares can be effected by the Company in either one of the following two ways or both:–

(i) by way of on-market purchases ("Market Purchases") on the SGX-ST. Market Purchases mean purchases of Shares transacted through the Central Limit Order Book trading system of the SGX-ST; and/or

(ii) by way of an "off-market acquisition on an equal access scheme" as defined in Section 76C of the Companies Act (Cap. 50) ("Off-Market Purchase Scheme").

3.2 If and when circumstances permit, the Directors will decide whether to effect the share purchases via Market Purchases and/or Off-Market Purchase Scheme after taking into account relevant factors such as the financial resources available, the prevailing market conditions, and the cost and timing involved. Such purchases will only be made when the Directors are of the view that it will benefit the Company and its Shareholders.

3.3 The maximum price ("Maximum Price") at which the Company may make purchases of Shares is:–

(a) in the case of Market Purchases, five (5) per cent. above the average of the closing market prices of the Shares over the last five (5) days on which SGX-ST is open for trading in securities ("Market Days") and on which transactions in the Shares were recorded before the day on which the market purchases were made by the Company and deemed to be adjusted for any corporate action that occurs after the relevant 5-day period; or

(b) in the case of purchases by the Company on an Off-Market Purchase Scheme, twenty (20) per cent. above the average of the closing market prices of the Shares over the last five (5) Market Days on which transactions in the Shares were recorded before the date on which the Company makes an announcement of an offer under the Off-Market Purchase Scheme.

4. NO SHARES PURCHASED IN THE PREVIOUS 12 MONTHS

The Company did not buy back any Shares between 28 February 2003 and 1 March 2004, being the latest practicable date prior to the issue of this Appendix ("Latest Practicable Date").

5. SOURCES OF FUNDS

5.1 In purchasing Shares, the Company may only apply funds legally available for such purchase in accordance with its Memorandum and Articles, and the applicable laws in Singapore. The Company may not purchase its Shares for a consideration other than cash or, in the case of Market Purchases, for settlement otherwise than in accordance with the trading rules of the SGX-ST. Any purchases by the Company may be made out of profits that are available for distribution as dividends, but not from amounts standing in the Company's share premium account and capital redemption reserve.

5.2 Apart from using its internal sources of funds, the Company may obtain or incur borrowings to finance its purchase or acquisition of Shares. The Directors do not propose to exercise the Share Buy-Back Mandate in a manner and to such extent that the working capital requirements of the Company would be materially and adversely affected.

6. FINANCIAL IMPACT

6.1 Shares purchased by the Company will be cancelled. The purchase of Shares would therefore reduce the issued share capital of the Company by the nominal value of the Shares purchased. The nominal amount of the Company's issued share capital, which is diminished on cancellation of the Shares purchased shall be transferred to the Company's capital redemption reserve. The purchase of Shares will also reduce the Company's retained earnings by the aggregate sum of the purchase price.

6.2 As at the Latest Practicable Date, the issued and paid up capital of the Company is $387,725,795.50 comprising 775,451,591 Shares. Based on the foregoing, the exercise in full of the Share Buy-Back Mandate would result in the purchase of 77,545,159 Shares. The Shares purchased will have to be cancelled resulting in the reduction of the issued share capital by 10 per cent. i.e. from $387,725,795.50 comprising 775,451,591 Shares to $348,953,216 comprising 697,906,432 Shares.

6.3 An illustration of the impact of share purchases by the Company pursuant to the proposed Share Buy-Back Mandate on the financial position of the Company and its subsidiaries ("Keppel Corporation Group") and of the Company is set out below. The illustration assumes that the average closing price over the last five (5) Market Days is $7.10 ("Average Price"). In the case of Market Purchases made by the Company, the Maximum Price is $7.45 which is five (5) per cent. above the Average Price and the maximum amount of funds required to exercise in full the Share Buy-Back Mandate is approximately $577.4 million. In the case of an Off-Market Purchase Scheme, the Maximum Price is $8.52 which is twenty (20) per cent. above the Average Price and the maximum amount of funds required to exercise in full the Share Buy-Back Mandate is approximately $660.4 million. Based on these assumptions, the impact of the share purchases at the Maximum Price by the Company pursuant to the proposed Share Buy-Back Mandate on the Keppel Corporation Group's and the Company's audited accounts for the financial year ended 31 December 2003 is as follows:–

Year ended 31 December 2003

(a) Market Purchases

	Group		**Company**	
	Before Share Buy-Back	**After Share Buy-Back**	**Before Share Buy-Back**	**After Share Buy-Back**
Issued and paid-up ordinary share capital ($'000)	387,533	348,780	387,533	348,780
Net tangible assets ($'000)	2,742,850	2,165,423	2,956,299	2,378,872
Net tangible assets per Share ($)	3.54	3.10	3.81	3.41
Profit after taxation and minority interest but before exceptional items ($'000) (Note 1)	394,722	383,462	n.m.	n.m.
Earnings per Share before exceptional items (cents)	51.1	55.2	n.m.	n.m.
Net Borrowings ($'000)	3,040,444	3,617,871	1,275,982	1,853,409
Net Gearing (times) (Note 2)	0.77	1.07	0.43	0.78
Return on equity (%)	14.1	17.2	n.m.	n.m.

(b) Off-Market Purchases

	Group		Company	
	Before Share Buy-Back	**After Share Buy-Back**	**Before Share Buy-Back**	**After Share Buy-Back**
Issued and paid-up ordinary share capital ($'000)	387,533	348,780	387,533	348,780
Net tangible assets ($'000)	2,742,850	2,082,490	2,956,299	2,295,939
Net tangible assets per Share ($)	3.54	2.99	3.81	3.29
Profit after taxation and minority interest but before exceptional items ($'000) (Note 1)	394,722	381,845	n.m.	n.m.
Earnings per Share before exceptional items (cents)	51.1	54.9	n.m.	n.m.
Net Borrowings ($'000)	3,040,444	3,700,804	1,275,982	1,936,342
Net Gearing (times) (Note 2)	0.77	1.12	0.43	0.84
Return on equity (%)	14.1	17.8	n.m.	n.m.

Notes:

(1) Earnings and earnings per Share after the Share Buy-back have been adjusted by the notional interest expense incurred at the interest rate of 2.5 per cent. per annum less taxation.

(2) Net Gearing is equal to Net Borrowings divided by capital employed.

n.m Information on earnings, earnings per Share and return on equity of the Company is not disclosed as it is not meaningful.

As illustrated above, the buy-back of Shares by the Company will:–

(i) reduce the number of Shares of the Company;

(ii) increase the gearing ratio of the Keppel Corporation Group;

(iii) decrease the consolidated NTA per Share of the Keppel Corporation Group;

(iv) increase the consolidated earnings per Share of the Keppel Corporation Group; and

(v) increase the return on equity of the Keppel Corporation Group.

6.4 The actual impact will depend on the number and price of the Shares bought back. The Directors do not propose to exercise the Share Buy-Back Mandate to such an extent that it would have a material adverse effect on the working capital requirements of the Company. The purchase of Shares will only be effected after considering relevant factors such as the working capital requirements, availability of financial resources, the expansion and investment plans of the Keppel Corporation Group, and the prevailing market conditions. If funds need to be borrowed, the Directors will consider the appropriate gearing level so as to ensure the solvency of the Company. The proposed Share Buy-Back Mandate will only be exercised with a view to enhance the earnings per Share and/or net asset value per Share of the Keppel Corporation Group.

7. TAKE-OVER CODE IMPLICATIONS ARISING FROM SHARE BUY-BACKS

7.1 The resultant increase in the percentage of voting rights held by a Shareholder and persons acting in concert with him, following the purchase of Shares by the Company, will be treated as an acquisition for the purposes of Rule 14 ("Rule 14") of the Singapore Code on Take-overs and Mergers (the "Take-over Code"). Consequently, depending on the number of Shares purchased by the Company and the Company's issued share capital at that time, a Shareholder or group of Shareholders acting in concert with each other could obtain or consolidate effective control of the Company and become obligated to make a takeover offer under Rule 14 of the Take-over Code.

7.2 Under the Take-over Code, persons acting in concert comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal) co-operate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company. Unless the contrary is established, the following persons will be presumed to be acting in concert, namely (a) a company with any of its directors (together with their close relatives, related trusts as well as companies controlled by any of the directors, their close relatives and related trusts) and (b) a company, its parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies, all with one another. For this purpose, a company is an associated company of another company if the second company owns or controls at least 20 per cent. but not more than 50 per cent. of the voting rights of the first-mentioned company.

7.3 The circumstances under which Shareholders (including Directors) and persons acting in concert with them respectively will incur an obligation to make a take-over offer under Rule 14 after a purchase or acquisition of Shares by the Company are set out in Rule 14 and Appendix 2 of the Take-over Code ("Appendix 2").

7.4 In general terms, the effect of Rule 14 and Appendix 2 of the Take-over Code is that, unless exempted, Directors and persons acting in concert with them will incur an obligation to make a take-over offer under Rule 14 if, as a result of the Company purchasing or acquiring Shares, the voting rights of such Directors and their concert parties would increase to 30 per cent. or more, or if the voting rights of such Directors and their concert parties fall between 30 per cent. and 50 per cent. of the Company's voting rights, the voting rights of such Directors and their concert parties would increase by more than one per cent. in any period of 6 months.

7.5 Based on the Register of Directors of the Company and the issued share capital of the Company as at the Latest Practicable Date, the shareholdings of the Directors of the Company before and (assuming (a) the Company purchases the maximum amount of 10 per cent. of the issued capital of the Company, and (b) there is no change in the number of Shares held or deemed to be held by the Directors) after the purchase by the Company of 10 per cent. of the issued capital of the Company pursuant to the Share Buy-Back Mandate are/would be as follows:–

	No. of Shares before buy-back			**No. of Shares after buy-back**		
Name of Director	**Direct Interest**	**Deemed Interest**	**Total Interest**	**Direct Interest**	**Deemed Interest**	**Total Interest**
Lim Chee Onn	600,083 (0.08%)	—	600,083 (0.08%)	600,083 (0.09%)	—	600,083 (0.09%)
Lim Hock San	—	—	—	—	—	—
Sven Bang Ullring	16,000 (0.002%)	—	16,000 (0.002%)	16,000 (0.002%)	—	16,000 (0.002%)
Tony Chew Leong-Chee	—	—	—	—	—	—
Lee Tsao Yuan	—	—	—	—	—	—
Andrew Ang	—	—	—	—	—	—
Lim Hwee Hua	—	—	—	—	—	—
Leung Chun Ying	—	—	—	—	—	—
Choo Chiau Beng	377,583 (0.05%)	—	377,583 (0.05%)	377,583 (0.05%)	—	377,583 (0.05%)
Teo Soon Hoe	767,166 (0.10%)	—	767,166 (0.10%)	767,166 (0.11%)	—	767,166 (0.11%)

7.6 As at the Latest Practicable Date, the shareholdings of the Directors in the Company are not material and none of the Directors (together with persons acting in concert with them) would become obligated to make a mandatory offer in the event that the Company purchases the maximum amount of 10 per cent. of its Shares under the Share Buy-Back Mandate.

7.7 Under Appendix 2 of the Take-over Code, a Shareholder not acting in concert with the Directors will not be required to make a take-over offer under Rule 14 if, as a result of the Company purchasing or acquiring its Shares, the voting rights of such Shareholder would increase to 30 per cent. or more, or, if such Shareholder held between 30 per cent. and 50 per cent, of the Company's voting rights, the voting rights of such Shareholder would increase by more than one per cent. in any period of 6 months. Such Shareholder need not abstain from voting in respect of the resolution authorising the Share Buy-Back Mandate.

7.8 As at the Latest Practicable Date, Temasek Holdings (Private) Limited ("Temasek") directly holds approximately 31.77 per cent. of the Shares.

7.9 Mrs Lim Hwee Hua is the Managing Director, Strategic Relations of Temasek and also Temasek's nominee to the Board of Directors of the Company. None of the other Directors of the Company are nominees of Temasek or parties acting in concert with Temasek.

7.10 In the event that the Company should, pursuant to the Share Buy-Back Mandate, purchase or acquire the maximum amount of 10 per cent. of its Shares, the holding of Temasek in the Shares could increase from approximately 31.77 per cent. to approximately 35.30 per cent. Accordingly, Temasek could, under Appendix 2, be required to make a mandatory offer under Rule 14 of the Take-over Code following the purchase or acquisition of Shares by the Company pursuant to the Share Buy-Back Mandate.

7.11 Temasek has obtained the following rulings from the Securities Industry Council ("SIC"):–

(a) that the companies within the Temasek group holding Shares (other than Fullerton Pte Ltd), namely the Singapore Telecommunications group of companies, Keppel group of companies, DBS group of companies, PSA group of companies, Singapore Airlines group of companies, Singapore Technologies group of companies, and Singapore Power Ltd (collectively the "Temasek Group Companies") have rebutted the presumption that they are acting in concert with Temasek in relation to their holdings of Shares, subject to the Temasek Group Companies not having any formal or informal agreement, arrangement or understanding to assist Temasek in obtaining or consolidating control over the Company. This SIC ruling of the presumed concert-party relationship having been rebutted would be invalidated should subsequent evidence indicate that the Temasek Group Companies were acting in concert with Temasek in relation to their Shares;

(b) that none of the Directors (other than Mrs Lim Hwee Hua) are presumed to be acting in concert with Temasek in relation to their holdings of Shares;

(c) that Mrs Lim Hwee Hua is not a concert party of Temasek in relation to the present and future holdings of the Shares of Mrs Lim Hwee Hua and such shareholding would not be aggregated or consolidated with the shareholdings in the Company of Temasek and its concert parties for the purpose of determining whether a take-over obligation has arisen under the Take-over Code, including Appendix 2. SIC's ruling that Mrs Lim Hwee Hua is not acting in concert with Temasek would be invalidated should subsequent evidence show that Mrs Lim Hwee Hua was acting in concert with Temasek in respect of her Shares (in reviewing such evidence, SIC will consider, amongst others, the pattern, volume, timing and price of purchases of Shares by Mrs Lim Hwee Hua;

(d) that Temasek is exempted from the requirement to make a take-over offer for the Company under Rule 14.1(b) of the Take-over Code as a result of a share buy-back by the Company subject to the following conditions:–

(i) the circular by the Company to Shareholders on the resolution to authorise the renewal of the Share Buy-Back Mandate contains advice to the effect that by voting for the renewal of the Share Buy-Back Mandate, Shareholders are waiving their right to a general offer at the required price from Temasek; and the names of Temasek's concert parties and the voting rights of Temasek and its concert parties at the time of resolution and after the proposed buy-back are disclosed in the same circular;

(ii) the resolution to authorise the renewal of the Share Buy-Back Mandate is approved by a majority of those Shareholders present and voting at the meeting on a poll who could not be obliged to make an offer as a result of the share buy-back by the Company;

(iii) Temasek and its concert parties do not vote for and/or recommend Shareholders to vote in favour of the resolution to authorise the renewal of the Share Buy-Back Mandate; and

(iv) Temasek and its concert parties have not acquired and will not acquire Shares between the date on which they know that the announcement of the proposal to renew the Share Buy-Back Mandate is imminent and the earlier of:–

- the date on which the Share Buy-Back Mandate expires; and
- the date the Company announces that it has bought back such number of Shares as authorised by the Shareholders at the latest general meeting or the date the Company decides to cease buying back its Shares, as the case may be,

if such acquisitions, taken together with the Shares bought back by the Company, would cause their aggregate voting rights in the Company to increase by more than one per cent. in the preceding 6 months.

If the Company ceases to buy-back its Shares and the increase in the voting rights held by Temasek and its concert parties as a result of the Company repurchasing its Shares at the time of such cessation is less than one per cent. in any 6-month period, Temasek and its concert parties will be allowed to acquire Shares in the Company. However, any increase in Temasek's and its concert parties' percentage voting rights in the Company as a result of the Company's repurchase of its Shares will be taken into account together with any Shares acquired by Temasek and its concert parties (by whatever means) in determining whether Temasek and its concert parties have increased their aggregate voting rights in the Company by more than one per cent. in any 6-month period; and

(e) that the Temasek Group Companies will not be required to make a general offer for the Company as a result of an increase in their voting rights pursuant to the Company purchasing or acquiring its Shares under the Share Buy-Back Mandate.

7.12 **Shareholders should note that by voting in favour of the resolution relating to the modification to and renewal of the Share Buy-Back Mandate to be proposed at the 2004 AGM, Shareholders are waiving their right to a general offer at the required price from Temasek.**

7.13 Based on the direct holdings of Shares of Temasek as at the Latest Practicable Date, and assuming that (a) there is no change in its direct holdings of Shares between the Latest Practicable Date and the date of the 2004 AGM, (b) no new Shares are issued to Temasek by the Company following approval being received from Shareholders at the 2004 AGM for the renewal of the Share Buy-Back Mandate and (c) Temasek does not sell or otherwise dispose of its holdings of Shares, the holdings of Shares of Temasek as at the date of the 2004 AGM and after the purchase by the Company of 10 per cent. of the issued capital of the Company pursuant to the Share Buy-Back Mandate will be as follows:–

	Before buy-back (as at the date of the 2004 AGM)		After buy-back	
	No. of Shares	**% of total issued Shares**	**No. of Shares**	**% of total issued Shares**
Temasek	246,377,760	31.77%	246,377,760	35.30%

7.14 Temasek has confirmed that it has not acquired Shares in the knowledge that the announcement of the proposal to renew the Share Buy-Back Mandate was imminent.

7.15 Shareholders should note that the voting on the ordinary resolution relating to the modification to and renewal of the Share Buy-Back Mandate to be proposed at the 2004 AGM will be conducted by way of a poll at the 2004 AGM.

7.16 Temasek and Mrs Lim Hwee Hua will abstain from voting in respect of their holdings of the Shares on the ordinary resolution relating to the modification to and renewal of the Share Buy-Back Mandate to be proposed at the 2004 AGM and will also not accept any appointment as proxies or otherwise for voting on the ordinary resolution relating to the modification to and renewal of the Share Buy-Back Mandate to be proposed at the 2004 AGM unless specific instructions have been given in the proxy form(s) on how the votes are to be cast.

7.17 **Shareholders are advised to consult their professional advisers and/or the Securities Industry Council and/or other relevant authorities at the earliest opportunity as to whether an obligation to make a take-over offer would arise by reason of any Share purchases by the Company.**

8. LISTING STATUS ON SGX-ST

8.1 The Directors will use their best endeavours to ensure that the Company does not effect a purchase of Shares which would result in the number of Shares remaining in the hands of the public falling to such a level as to cause market illiquidity or adversely affect the listing status of the Company, and will ensure that there is a sufficient float for an orderly market in its securities when purchasing its issued Shares. As at the Latest Practicable Date, the Company has no securities apart from its Shares and notes issued pursuant to its US$600,000,000 Multi-Currency Medium Term Note Programme listed on the SGX-ST.

8.2 Pursuant to Rule 723 of the listing manual of the SGX-ST, the Company has to ensure that at least 10 per cent. of its Shares is at all times held by the public (as defined in the SGX-ST's Listing Manual). As at the Latest Practicable Date, 775,451,591 Shares are issued and fully-paid up. After deducting the number of Shares in which non-public shareholders have an interest, approximately 67 per cent. of the Shares are held by public shareholders. Therefore, there is sufficient number of Shares in issue held by public shareholders, which would permit the Company to effect a purchase of up to 10 per cent. of its issued and paid-up share capital without affecting the listing status of the Shares on the SGX-ST.

9. DIRECTORS' RECOMMENDATION

The Directors (other than Mrs Lim Hwee Hua who is the Managing Director, Strategic Relations of Temasek, and who abstains from making any recommendation for Shareholders to vote in favor of the ordinary resolution relating to the modification to and renewal of the Share Buy-Back Mandate) are of the opinion that the modification to and renewal of the Share Buy-Back Mandate is in the interests of the Company and accordingly recommend that Shareholders vote in favour of the ordinary resolution relating to the modification to and renewal of the Share Buy-Back Mandate to be proposed at the 2004 AGM as set out in the Notice of Annual General Meeting dated 29 March 2004.

10. INTERESTS OF DIRECTORS AND SUBSTANTIAL SHAREHOLDERS

10.1 The Directors' interests in the Shares as at the Latest Practicable Date as recorded in the Register of Directors' Shareholdings are set out on page 6 above.

10.2 The Directors' interests in the options granted under the Keppel Corporation Share Option Scheme and outstanding as at the Latest Practicable Date were as follows:–

Share Options	Direct	Deemed
Lim Chee Onn	1,377,000	—
Choo Chiau Beng	1,047,000	—
Teo Soon Hoe	1,047,000	—

10.3 The interests of the substantial shareholder in the Shares as at the Latest Practicable Date as recorded in the Register of Substantial Shareholders were as follows:–

	Direct Interest		Deemed Interest		Total Interest	
	No. of Shares	%	No. of Shares	%	No. of Shares	%
Temasek	246,377,760	31.77	645,000[(i)]	0.08	247,022,760	31.86

Note:–

(i) By operation of the provisions of Section 7 of the Companies Act, Temasek is deemed to be interested in the 645,000 Shares held by the DBS group of companies, and the Singapore Airlines group of companies.

11. DIRECTORS' RESPONSIBILITY STATEMENT

This Appendix has been seen and approved by all the Directors who collectively and individually accept responsibility for the accuracy of the information given herein and confirm that, having made all reasonable enquiries, to the best of their knowledge and belief, the facts stated and the opinions expressed in this Appendix are fair and accurate in all material respects as at the date of this Appendix and that there are no other material facts the omission of which would make any statement in this Appendix misleading.

Where any information has been reproduced from publicly available sources, the sole responsibility of the Directors is to ensure that such information is accurately extracted from these sources or, as the case may be, reflected or reproduced in this Appendix.

12. DOCUMENTS FOR INSPECTION

Copies of the following documents are available for inspection at the Company's registered office during business hours from the date of this Appendix up to the date of the 2004 AGM:–

(a) The Memorandum and Articles of Association of the Company;

(b) The Summary Financial Report of the Company for the year ended 31 December 2003;

(c) from 13 April 2004, the Annual Report of the Company for the year ended 31 December 2003;

(d) Company's Circular to its Shareholders dated 1 February 2000; and

(e) Appendix 2 to the Company's Notice to its Shareholders dated 21 April 2003.

GUIDELINES ON SHARE PURCHASES BY THE COMPANY[1]

1. SHAREHOLDERS' APPROVAL

(a) Purchases of Shares by the Company must be approved in advance by the Shareholders at a general meeting of the Company by way of a general mandate.

(b) A general mandate authorising the purchase of Shares by the Company will expire on the earlier of:–

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required to be held; and/or

(iii) the time when such mandate is revoked or varied by an ordinary resolution of the Shareholders of the Company in general meeting.

(c) Purchases of Shares can be effected by the Company in either one of the following two ways or both:–

(i) by way of on-market purchases on the SGX-ST ("Market Purchases"). Market Purchases mean purchases of Shares transacted through the Central Limited Order Book trading system of the SGX-ST; and/or

(ii) by way of an "off-market acquisition on an equal access scheme" as defined in section 76C of the Act ("Off-Market Purchase Scheme").

The authority conferred on the Directors by the Share Buy-Back Mandate to purchase Shares may be renewed at the next annual general meeting of the Company. When seeking the approval of the Shareholders for the renewal of the Share Buy-Back Mandate, the Company is required to disclose details pertaining to purchases of Shares made during the previous 12 months, including the total number of Shares purchased, the purchase price per Share or the highest and lowest prices paid for such purchases of Shares, where relevant, and the total consideration paid for such purchases.

2. FUNDING OF SHARE PURCHASES

(a) In purchasing Shares, the Company may only apply funds legally available for such purchase in accordance with its Memorandum and Articles and the applicable laws in Singapore.

(b) The Company may not purchase its Shares on the SGX-ST for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the SGX-ST.

(c) Any purchases by the Company may be made out of profits that are available for distribution as dividends but not from amounts standing in the Company's share premium account and capital redemption reserve.

(d) The Directors do not propose to exercise the proposed Share Buy-Back Mandate to such an extent that it would have a material adverse effect on the working capital requirements of the Company or the gearing levels which, in the opinion of the Directors, are from time to time appropriate for the Company.

1 These Guidelines have been reproduced from Appendix 1 of the Company's Circular to its Shareholders dated 1 February 2000, as amended in accordance with Appendix 2 to the Company's Notice to its Shareholders dated 21 April 2003.

3. TRADING RESTRICTION

(a) The number of Shares which can be purchased pursuant to the Share Buy-Back Mandate is such number of Shares which represents up to the maximum of ten (10) per cent. of the issued share capital of the Company as at the last annual general meeting or at the date on which the resolution authorising the Share Buy-Back Mandate is passed, whichever is higher.

(b) Based on the issued and paid-up share capital of the Company as at the Latest Practicable Date, exercise in full of such mandate would result in the purchase of up to 78,625,509 Shares.

(c) The Directors will ensure that any Share purchases will not have an adverse effect on the listing of the Company's Shares and RCCPS on the SGX-ST.

4. OFF-MARKET PURCHASE SCHEME

All Shareholders will be given a reasonable opportunity to accept any offer made by the Company to buy their Shares under the Share Buy-Back Mandate for purchases made by way of an Off-Market Purchase Scheme.

For purchases of Shares to be made by way of an Off-Market Purchase Scheme, the Company will issue an offer document to all Shareholders. The offer document shall contain at least the following information:–

(a) the terms and conditions of the offer;

(b) the period and procedures for acceptances;

(c) the reasons for the proposed share buy-back;

(d) the consequences, if any, of share purchases by the Company that will arise under the Take-over Code or any other applicable take-over rules;

(e) whether the share purchases, if made, would have any adverse effect on the listing of the Company's securities on the SGX-ST; and

(f) details of any share purchases made by the Company in the previous 12 months whether through Market Purchases or the Off-Market Purchase Scheme, including the total number of Shares purchased, the purchase price per Share or the highest and lowest prices paid for such purchases of Shares, where relevant, and the total consideration paid for such purchases.

5. PRICE RESTRICTIONS

The purchases of Shares by the Company shall be at the price of up to but not exceeding the Maximum Price. In the case of Market Purchases by the Company, the Maximum Price is five (5) per cent. above the average of the closing market prices of the Shares over the last five (5) Market Days on which transactions in the Shares were recorded before the day on which the on-market purchases were made by the Company and deemed to be adjusted for any corporate action that occurs after the relevant 5-day period. In the case of off-market purchases by the Company on an equal access scheme, the Maximum Price is twenty (20) per cent. above the average of the closing market prices of the Shares over the last five (5) Market Days on which transactions in the Shares were recorded before the date on which the Company makes an announcement of an offer under the Off Market Purchase Scheme.

6. STATUS OF PURCHASED SHARES

The listing of all purchased Shares (whether on the SGX-ST or otherwise) will be automatically cancelled and the related certificates for those Shares must be cancelled. Under Singapore law, the Company's purchased Shares will be treated as cancelled and the issued share capital of the Company will be diminished by the nominal value of those Shares accordingly.

7. REPORTING REQUIREMENTS

(a) Within thirty (30) days of the passing of a Shareholders' resolution to approve purchases of Shares, the Company must lodge a copy of such resolution with the Registrar of Companies and Businesses.

(b) The Company must notify the Registrar of Companies and Businesses within thirty (30) days of a purchase of Shares on the SGX-ST or otherwise. Such notification shall include details of the date of the purchases, the total number and nominal value of Shares purchased by the Company, the Company's issued share capital as at the date of the Shareholders' resolution approving the purchase and after the purchase of Shares and the amount of consideration paid by the Company for the purchases.

(c) The Company will notify the SGX-ST of Market Purchases of Shares not later than 9.00 a.m. on the Market Day following the day on which the Market Purchases were effected, and of off-market purchases not later than 9.00 a.m. on the second Market Day after the close of acceptances of the offer for off-market purchases. The notification of such purchases to the SGX-ST shall be in such form and shall include such details that the SGX-ST may prescribe.

(d) The Company shall make arrangements with its stockbrokers to ensure that they provide to the Company in a timely fashion the necessary information which will enable the Company to make the necessary notifications to the SGX-ST.

(e) When seeking the approval of Shareholders for the renewal of the Share Buy-Back Mandate, the Company is required to disclose details pertaining to the purchases of Shares made during the previous 12 months, including the total number of Shares purchased, the purchase price per Share or the highest and lowest prices paid for such purchases of Shares, where relevant, and the total consideration paid for such purchases.

8. SUSPENSION OF PURCHASES

The Company may not purchase Shares after a price sensitive development has occurred or has been the subject of a decision until such time as the price sensitive information has been publicly announced.

In particular, the Company may not purchase its Shares on the SGX-ST during the period commencing one month before the announcement of the Company's annual or half-year results, as the case may be, and ending on the date of announcement of the relevant results.

PROPOSED MODIFICATION TO SECTION 8 OF THE "GUIDELINES ON SHARE PURCHASES BY THE COMPANY"

The modification which is proposed to be made to section 8 of the Guidelines set out in Annexure A to Appendix 1 is set out below. For ease of reference, the full text of the section proposed to be modified has also been reproduced and the modification highlighted.

Existing section 8 of the Guidelines:–

8. SUSPENSION OF PURCHASES

The Company may not purchase Shares after a price sensitive development has occurred or has been the subject of a decision until such time as the price sensitive information has been publicly announced.

In particular, the Company may not purchase its Shares on the SGX-ST during the period commencing one month before the announcement of the Company's annual or half-year results, as the case may be, and ending on the date of announcement of the relevant results.

Proposed Modification to section 8 of the Guidelines:–

8. SUSPENSION OF PURCHASES

The Company may not purchase Shares after a price sensitive development has occurred or has been the subject of a decision until such time as the price sensitive information has been publicly announced.

In particular, the Company may not purchase its Shares on the SGX-ST during **the period commencing two weeks before the announcement of the Company's results for each of the first three quarters of its financial year, or** the period commencing one month before the announcement of the Company's annual ~~or half-year~~ **results, as the case may be, and ending on the date of announcement of the relevant results.**

THE PROPOSED RENEWAL OF THE SHAREHOLDERS' MANDATE FOR INTERESTED PERSON TRANSACTIONS

1. BACKGROUND

1.1 At an annual general meeting of the Keppel Corporation Limited ("Company" or "KCL") held on 22 May 2003, Shareholders had granted a mandate ("Shareholders' Mandate") to enable the Company, its subsidiaries and target associated companies (as defined in Appendix 3 of the Company's notice of annual general meeting to Shareholders dated 21 April 2003 ("2003 Appendix"), or any of them, to enter into any of the transactions falling within the types of Interested Person Transactions described in the 2003 Appendix, with any person who falls within the classes of Interested Persons described in the 2003 Appendix, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for Interested Person Transactions as set out in the 2003 Appendix.

1.2 The Shareholders' Mandate will (unless revoked or varied by the Company at a general meeting) continue in force until the annual general meeting of the Company to be held for the financial year ended 31 December 2003 ("AGM").

1.3 The rationale of the Shareholders' Mandate, the scope of the Shareholders' Mandate, the benefit to Shareholders, the classes of Interested Persons, the particulars of the Interested Person Transactions and the review procedures for Interested Person Transactions in respect of which the Shareholders' Mandate is sought to be renewed remain unchanged and are set out in Annexure A of this Appendix 2.

1.4 The Directors propose that the Shareholders' Mandate be renewed at the forthcoming AGM in the terms of the ordinary resolution to be proposed at the AGM and (unless revoked or varied by the Company in general meeting) to continue in force until the next annual general meeting of the Company. Approval from Shareholders will be sought for the renewal of the Shareholders' Mandate at the next annual general meeting and at each subsequent annual general meeting of the Company, subject to satisfactory review by the Audit Committee of its continued application to transactions with Interested Persons.

2. DEFINITIONS

The following definitions, or such other definition as the SGX-ST may from time to time determine, shall apply throughout this Appendix 2 (including Annexure A attached hereto), unless the context otherwise requires:–

(a) an "approved exchange" means a stock exchange that has rules which safeguard the interests of shareholders against interested person transactions according to similar principles to Chapter 9 of the Listing Manual;

(b) an "associate" means:–

(i) in relation to any director, chief executive officer or Controlling Shareholder (being an individual):–

(1) his immediate family member (that is, the person's spouse, child, adopted child, step-child, sibling and parent);

(2) the trustees of any trust of which he or his immediate family is a beneficiary or, in the case of a discretionary trust, is a discretionary object; and

(3) any company in which he and his immediate family together (directly or indirectly) have an interest of 30% or more; and

(ii) in relation to a Controlling Shareholder (being a company), any other company which is its subsidiary or holding company or is a subsidiary of such holding company or one in the equity of which it and/or other company or companies taken together (directly or indirectly) have an interest of 30% or more;

(c) "associated company" means a company in which at least 20% but not more than 50% of its shares are held by the listed company or group;

(d) "Control" means the capacity to dominate decision-making, directly or indirectly, in relation to the financial and operating policies of a company;

(e) "Controlling Shareholder" means a person who:–

(i) holds directly or indirectly 15% or more of the nominal amount of all voting shares in the company (the SGX-ST may determine that a person who satisfies this paragraph is not a Controlling Shareholder); or

(ii) in fact exercises Control over a company;

(h) "KCL IPT Group" means the Company, its subsidiaries and target associated companies;

(i) "listed company" means a company which is listed on the SGX-ST;

(j) "listed group" means the listed company and its subsidiaries;

(k) "Listing Manual" means the listing manual of the SGX-ST; and

(l) "target associated company" means an Associated Company of the listed company that is not listed on the SGX-ST or an approved exchange, provided that the listed group, or the listed group and its interested person(s), has Control over the Associated Company.

3. AUDIT COMMITTEE'S STATEMENTS

3.1 Pursuant to Rule 920(1)(c) of the Listing Manual, the Audit Committee (comprising Messrs Lim Hock San, Tony Chew Leong-Chee and Tsao Yuan Mrs Lee Soo Ann) confirms that:–

(i) the review procedures for Interested Person Transactions set out in Annexure A of this Appendix 2 ("Review Procedures") have not changed since Shareholders approved the Shareholders' Mandate at the 2003 AGM; and

(ii) the Review Procedures are sufficient to ensure that the Interested Person Transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders.

3.2 If, during the periodic reviews by the Audit Committee, the Audit Committee is of the view that the Review Procedures are inadequate or inappropriate to ensure that the Interested Person Transactions will be on normal commercial terms, and will not be prejudicial to the interests of the Company and its minority Shareholders, or in the event of any amendment to Chapter 9 of the Listing Manual, it will in consultation with the Board take such action as it deems proper in respect of such procedures and/or modify or implement such procedures as may be necessary and direct the Company to revert to Shareholders for a fresh mandate based on new guidelines and procedures for transactions with interested persons.

4. DISCLOSURES

Disclosure will be made in the Company's Annual Report of the aggregate value of all Interested Person Transactions conducted with Interested Persons pursuant to the Shareholders' Mandate during the current financial year, and in the Annual Reports for subsequent financial years that the Shareholders' Mandate continues in force, in accordance with the requirements of Chapter 9 of the Listing Manual. The Company will also announce the aggregate value of transactions conducted pursuant to the Shareholders' Mandate for the financial periods that it is required to report on pursuant to Rule 705 of the Listing Manual (which relates to quarterly reporting by listed companies) within the time required for the announcement of such report.

5. DIRECTORS' RECOMMENDATION

The Directors (except for Mrs Lim Hwee Hua who is the Managing Director, Strategic Relations of Temasek Holdings (Private) Ltd ("Temasek") and who abstains from making any recommendation in respect of the Shareholders' Mandate) are of the view that it would be beneficial to and in the interests of the Company that it, its subsidiaries and target associated companies be permitted to have the flexibility to enter into the types of transactions described in Annexure A of this Appendix in their ordinary course of business with the classes of Interested Persons described in Annexure A of this Appendix for the reasons stated in this Appendix. Accordingly, they (except for Mrs Lim Hwee Hua for the reason mentioned above) recommend that Shareholders vote in favour of the Ordinary Resolution relating to the proposed Shareholders' Mandate to be proposed at the forthcoming AGM.

6. VOTING

In accordance with the requirements of Chapter 9 of the Listing Manual, Temasek (being the Controlling Shareholder of the Company) and all the Directors will abstain from voting, and each has undertaken to ensure that its associates will abstain from voting, on the Ordinary Resolution relating to the proposed renewal of the Shareholders' Mandate to be proposed at the forthcoming AGM in respect of the KCL shares held by them respectively.

7. DIRECTORS' RESPONSIBILITY STATEMENT

This Appendix has been seen and approved by all the Directors who collectively and individually accept responsibility for the accuracy of the information given herein and confirm that, having made all reasonable enquiries, to the best of their knowledge and belief, the facts stated and the opinions expressed in this Appendix are fair and accurate in all material respects as at the date of this Appendix and that there are no other material facts the omission of which would make any statement in this Appendix misleading.

Where any information has been reproduced from publicly available sources, the sole responsibility of the Directors is to ensure that such information is accurately extracted from these sources or, as the case may be, reflected or reproduced in this Appendix.

8. INTERESTS OF DIRECTORS AND SUBSTANTIAL SHAREHOLDERS

(a) Directors

The interests of the Directors in the KCL Shares as at 1 March 2004 ("Latest Practicable Date") based on information in the Register of Directors' Shareholdings as maintained pursuant to Section 164 of the Act were as follows:–

	No. of Shares		
Name of Director	**Direct Interest**	**Deemed Interest**	**Total Interest**
Lim Chee Onn	600,083 (0.08%)	—	600,083 (0.08%)
Lim Hock San	—	—	—
Sven Bang Ullring	16,000 (0.002%)	—	16,000 (0.002%)
Tony Chew Leong-Chee	—	—	—
Tsao Yuan Mrs Lee Soo Ann	—	—	—
Andrew Ang	—	—	—
Lim Hwee Hua (Mrs)	—	—	—
Leung Chun Ying	—	—	—
Choo Chiau Beng	377,583 (0.05%)	—	377,583 (0.05%)
Teo Soon Hoe	767,166 (0.1%)	—	767,166 (0.1%)

(b) Substantial Shareholders

The interests of the Substantial Shareholders in KCL Shares as at the Latest Practicable Date based on information in the Register of Substantial Shareholders as maintained pursuant to Section 88 of the Act were as follows:–

	Direct Interest		Deemed Interest		Total Interest	
	No. of Shares	**%**	**No. of Shares**	**%**	**No. of Shares**	**%**
Temasek	246,377,760	31.77	645,000[(i)]	0.08	247,022,760	31.86

Note:–

(i) By operation of the provisions of Section 7 of the Companies Act, Temasek is deemed to be interested in the 645,000 Shares held by the DBS group of companies, and the Singapore Airlines group of companies.

9. DOCUMENTS FOR INSPECTION

Copies of the following documents may be inspected by Shareholders at the registered office of the Company, during normal business hours from the date of this Appendix up to the date of the AGM:–

(a) Memorandum and Articles of Association of the Company;

(b) the summary financial report of the Company for the financial year ended 31 December 2003;

(c) from 13 April 2004, the annual report of the Company for the financial year ended 31 December 2003;

(d) Appendix 3 to the notice of annual general meeting dated 21 April 2003 relating to the adoption of the Shareholders' Mandate.

SHAREHOLDERS' MANDATE FOR INTERESTED PERSON TRANSACTIONS*

"3. SHAREHOLDERS' MANDATE

3.1 Rationale for Shareholders' Mandate

Temasek Holdings (Private) Limited ("Temasek"), which is a Controlling Shareholder of a number of publicly-listed companies, is a Controlling Shareholder of KCL.

Due to the size of the Temasek group of companies, the Company, its subsidiaries and target associated companies (as defined in paragraph 2(f)(iii) of this Appendix) that are not listed on the SGX-ST or an approved exchange (the "KCL IPT Group") would in the ordinary course of business enter into transactions with the classes of Interested Persons as set out herein and with some degree of frequency.

In view of the time-sensitive and frequent nature of such Interested Person Transactions, the directors of KCL ("Directors") are seeking the approval of Shareholders pursuant to Chapter 9 of the Listing Manual for a proposed Shareholders' Mandate pursuant to Chapter 9 of the Listing Manual for the Company, its subsidiaries and target associated companies to enter into Interested Person Transactions with the classes of interested persons set out in paragraph 4 below ("Interested Persons"), provided that such transactions are made at arm's length and on normal commercial terms, and are not prejudicial to the interests of the Company and its minority Shareholders ("Shareholders Mandate"). Such Interested Person Transactions are described in paragraph 5 below.

If approved by Shareholders at the Annual General Meeting to be held on 28 April 2004 or any adjournment thereof ("AGM"), the proposed Shareholders' Mandate will take effect from the date of receipt of Shareholders' approval at the AGM until the next AGM of the Company, and shall apply in respect of Interested Person Transactions entered or to be entered into from the date of the AGM until the next AGM of the Company, unless revoked or varied by the Company in general meeting. Thereafter, approval from Shareholders for a renewal of the Shareholders' Mandate will be sought at each subsequent AGM of the Company.

3.2 Scope of the Shareholders' Mandate

The Shareholders' Mandate will cover a wide range of transactions arising in the ordinary course of business operations of the KCL IPT Group, including its principal businesses of offshore and marine, engineering and energy, as well as ancillary businesses such as procurement services and travel.

The Shareholders' Mandate will not cover any Interested Person Transaction which has a value below $100,000 as the threshold and aggregation requirements of Chapter 9 of the Listing Manual do not apply to such transactions.

Transactions with Interested Persons which do not come within the ambit of the Shareholders' Mandate (including any renewal thereof) will be subject to applicable provisions of Chapter 9 of the Listing Manual and/or other applicable provisions of the Listing Manual.

* This Annexure is an extract of the 2003 Appendix on the rationale of the Shareholders' Mandate, the scope of the Shareholders' Mandate, the benefit to Shareholders, the particulars of the Interested Person Transactions, classes of Interested Persons and the review procedures for Interested Person Transactions in respect of which the Shareholders' Mandate is sought to be renewed.

3.3 Benefit to the Company

The obtaining of the Shareholders' Mandate and the renewal of the Shareholders' Mandate on an annual basis would eliminate the need for the Company to announce, or to announce and convene separate general meetings from time to time to seek Shareholders' prior approval as and when potential Interested Person Transactions with a specific class of Interested Persons arise, thereby reducing substantially administrative time and expenses in convening such meetings, without compromising the corporate objectives and adversely affecting the business opportunities available to the KCL IPT Group. In addition, this will considerably improve administrative efficacy.

The Shareholders' Mandate is intended to facilitate transactions in the normal course of business of the KCL IPT Group which are transacted from time to time with the specified classes of Interested Persons, provided that they are carried out at arm's length and on normal commercial terms, and are not prejudicial to the interests of the Company and its minority Shareholders. The KCL IPT Group will benefit from having access to competitive quotes from its Interested Persons in addition to obtaining quotes from, or transacting with, non-Interested Persons. In respect of the issue or sale of debt securities to the Interested Persons, the KCL IPT Group can benefit from the financial support of the Interested Persons arising from such issuance or sale, which would be on terms no less favourable to the KCL IPT Group than those issued or sold to other third parties.

4. CLASSES OF INTERESTED PERSONS

The Shareholders' Mandate will apply to the Interested Person Transactions (as described in paragraph 5 below) which are carried out between any company within the KCL IPT Group and the following classes of Interested Persons:–

(a) Temasek and its associates; and

(b) Directors, chief executive officer(s) and Controlling Shareholders (other than Temasek) of the Company and their respective associates.

5. CATEGORIES OF INTERESTED PERSON TRANSACTIONS

The types of transactions with Interested Persons (as described in paragraph 4 above) to which the Shareholders' Mandate applies and the benefits to be derived therefrom are set out below:—

5.1 Offshore and Marine Services

(a) Provision and purchases of services and expertise in the construction, fabrication and repair of offshore production facilities, drilling rigs, power barges and specialised vessels to/from Interested Persons and/or to provide the same to third parties jointly with Interested Persons;

(b) Provision and purchases of services relating to shipbuilding, dry docking, afloat repairs and voyage repairs, major modifications as well as conversion of vessels;

(c) Provision and purchases of services relating to fabrication of steel structures and industrial equipment and plant;

(d) Provision and purchases of sub-contracting services, and services relating to engineering, advisory, consultancy and assistance, design and drafting services, project management, material and equipment procurement and procurement services, and the leasing/rental of facilities and equipment, shotblasting services, acquisition and/or supply of materials, equipment and products, and the provision of tug boat services and ocean towage; and

(e) Provision and purchases of services related to ship repair and shipbuilding contracting and fabrication services.

5.2 Energy-related Services

(a) Engaging contractors and suppliers for the development and construction of energy-related projects, and the purchase of materials, plants and machinery for such projects;

(b) Purchase of meter reading, data management, power transmission and other essential regulated services required by an electricity retailer in the Singapore electricity market,

(c) Contracts with electricity generating companies for hedging of electricity prices;

(d) retail of electricity;

(e) Purchase of natural gas as fuel for its facility and backup fuel or chemicals and other raw materials required for power generation;

(f) Purchase of gas distribution, power transmission, metering services and other essential regulated services required by a power generator;

(g) Provision of demineralised water, steam, cooling water and other utility services; and

(h) Provision of guarantees for obligations under the above contracts relating to the purchase of energy-related services.

5.3 Engineering Services

(a) Provision of engineering, procurement and construction services in infrastructure, industrial and commercial developments;

(b) Sale of material handling equipment and heavy cranes, provision and purchase of services relating to structural steel engineering, comprehensive operations and maintenance services, and provision of precision engineering services;

(c) Supply, install, repair and service automation, instrumentation and control systems;

(d) Provision of general engineering contracting and fabrication services and the supply of marine and building materials, equipment and products;

(e) Provision of environmental engineering design, process technology and equipment and services in environmental engineering business; and

(f) Provision of services for the development and construction of infrastructural plants in environmental business, and the engagement of sub-contractors and suppliers to provide services required for such development and construction.

5.4 Debt Securities Transactions

The subscription of debt securities issued by any Interested Person, the issue of debt securities to any Interested Person, the purchase from any Interested Person of debt securities previously issued by such Interested Person, or the sale to any Interested Person of debt securities previously issued by any company within the KCL IPT Group ("Debt Securities Transactions").

5.5 Property Related Transactions

(a) Sale and lease of properties, including but not limited to residential, commercial and industrial buildings and properties;

(b) Provision and purchase of project development and project management services;

(c) Provision and purchase of property marketing services for the sale or lease of residential, commercial and industrial properties, as well as property funds; and

(d) Provision of facilities for leisure activities, including without limitation, marina facilities.

5.6 Other Transactions

(a) Provision of services relating to the procurement of goods and services including procurement agency, strategic sourcing, auctions, and provision of related technology platforms, consultancy and outsourcing services;

(b) Provision of travel management services, including corporate ticketing, and purchases of travel and transportation services including but not limited to purchases of air tickets and hotel accommodation;

(c) Provision of charter-party and other shipping related services;

(d) Purchase of data storage services including hosting services, software licences, design and other technology services; and

(e) Purchase of services relating to development and management of network infrastructure and automation devices.

6. REVIEW PROCEDURES FOR INTERESTED PERSON TRANSACTIONS

6.1 To ensure that Interested Person Transactions are undertaken at arm's length, on normal commercial terms, and will not be prejudicial to the interests of the Company and its minority Shareholders, the following procedures will be implemented for the review and approval of Interested Person Transactions under the Shareholders' Mandate:–

All Interested Person Transactions

(a) In relation to all Interested Person Transactions as enumerated under paragraph 5 above, quotations will be obtained from the Interested Person and at least one similar service or product provider in respect of services and products obtained by any company within the KCL IPT Group from the Interested Person. All Interested Person Transactions as enumerated under paragraph 5 above shall not be approved unless such transactions are entered into (i) at rates/prices which are no more favourable to the Interested Person than those extended to unrelated third parties (including where applicable, preferential rates/prices/discounts accorded to corporate customers or bulk purchases), or (ii) in relation to purchases of products and services, on terms similar to the service or product providers' usual commercial terms and in accordance with industry norms for similar services or products, or (iii) in relation to provision of products or services, on terms similar to the usual commercial terms of such company in the KCL IPT Group, or (iv) otherwise in accordance with other applicable industry norms.

(b) In the event that it is not possible to obtain quotations from unrelated third parties or to determine whether the terms of the Interested Person Transaction with the Interested Person are more or less favourable than the aggregate terms quoted by unrelated third parties, any two members of a committee comprising the directors and the senior financial officer of the relevant company in the KCL IPT Group for the time being and such other person as the Directors may from time to time appoint (the "Review Committee") will evaluate and weigh the benefits of, and rationale for, transacting with the Interested Person before submitting a written recommendation to the Audit Committee of the Company. In its evaluation, the Review Committee will include considerations of the efficiencies and flexibilities derived by the Company in transacting with the Interested Person compared with transacting with unrelated third parties. The Audit Committee will evaluate the recommendation of the Review Committee in respect of the Interested Person Transaction before deciding to approve or reject the Interested Person Transaction. In determining the terms of the transaction, the Audit Committee will evaluate such terms in accordance with prevailing industry norms (including the reasonableness of the terms).

(c) All Interested Person Transactions must be consistent with the usual practices and policies of the KCL IPT Group. The KCL IPT Group will maintain a register of Interested Person Transactions and the register will be reviewed on a quarterly basis by the internal auditors who will report to the Audit Committee.

6.2 In addition to the above procedures, the following review and approval procedures will be implemented to supplement existing internal control procedures:–

(a) All Transactions other than Debt Securities Transactions

In addition to paragraph 6.1 above, in relation to all Interested Person Transactions (other than Debt Securities Transactions) as enumerated under paragraph 5 above:–

(i) transactions equal to or exceeding $2,000,000 but less than $10,000,000 each in value will be reviewed and approved by any two members of the Review Committee, before the transaction is entered into;

(ii) transactions equal to or exceeding $10,000,000 but less than $50,000,000 each in value will be reviewed and approved by any two members of the Review Committee and an Executive Director of KCL (the "Executive Director") or, if he has an interest in the transaction, a member of the Audit Committee, before the transaction is entered into; and

(iii) transactions equal to or exceeding $50,000,000 each in value will be reviewed and approved by the Audit Committee, before the transaction is entered into.

(b) Debt Securities Transactions

In addition to paragraph 6.1 above, in relation to Debt Securities Transactions, the Company will implement the following procedures:–

(i) In relation to the subscription of debt securities issued by any Interested Person, or the purchase from any Interested Person of debt securities previously issued by such Interested Person, such transactions will be entered into by companies within the KCL IPT Group only if the consideration for such debt securities will not be higher than the price(s) at which such debt securities are subscribed or purchased by any other third parties. Conversely, companies within the KCL IPT Group will only issue new debt securities or sell debt securities (previously issued by any company within the KCL IPT Group) to Interested Persons at prices not lower than the prices at which such debt securities are issued or sold to third parties. If, in the case of subscription of debt securities, the KCL IPT Group company is the only subscriber, or in the case of sale of debt securities, the Interested Person is the only purchaser, the Review Committee will evaluate and weigh the benefits of, and rationale for, transacting with the Interested Person before submitting a written recommendation to the Audit Committee of the Company. The Audit Committee will evaluate the recommendation of the Review Committee in respect of the Interested Person Transaction before deciding to approve or reject the Interested Person Transaction. In determining the terms of the transaction, the Audit Committee will evaluate the reasonableness of the consideration.

(ii) **Debt securities issued or sold to Interested Persons**

In addition, in relation to debt securities issued or sold by any company within the KCL IPT Group to the same Interested Person during the same financial year:–

(aa) Where the aggregate value of the interest expense incurred by the KCL IPT Group on debt securities issued and/or sold to, that Interested Person equals to or exceeds $500,000 but is less than $10,000,000, each subsequent issue or sale of debt securities to that Interested Person, by any company within the KCL IPT Group, will be reviewed and approved by any two members of the Review Committee;

(bb) Where the aggregate value of the interest expense incurred by the KCL IPT Group on debt securities issued and/or sold to, that Interested Person equals to or exceeds $10,000,000 but is less than $50,000,000, each subsequent issue or sale of debt securities to that Interested Person, by any company within the KCL IPT Group, will be reviewed and approved by any two members of the Review Committee, and the Executive Director or, if he has an interest in the transaction, a member of the Audit Committee; and

(cc) Where the aggregate value of the interest expense incurred by the KCL IPT Group on debt securities issued and/or sold to, that Interested Person equals to or exceeds $50,000,000, each subsequent issue or sale of debt securities to that Interested Person, by any company within the KCL IPT Group, will be reviewed and approved by the Audit Committee.

(iii) **Subscription and purchase of debt securities from Interested Persons**

In addition, in relation to debt securities subscribed or purchased by any company within the KCL IPT Group from the same Interested Person during the same financial year:–

(aa) Where the aggregate of the principal amount of all debt securities subscribed and/or purchased from, the same Interested Person shall at any one time exceed $200,000,000, each additional subscription of debt securities issued by, or purchase of debt securities from, that Interested Person by any company within the KCL IPT Group shall require the prior approval of the Audit Committee; and

(bb) Subscription of debt securities issued by, and/or purchase of debt securities from, the same Interested Person where the aggregate of the principal amounts thereof do not at any one time exceed the limit set out in sub-paragraph (aa) above will not require the prior approval of the Audit Committee but will be reviewed on a quarterly basis by the Audit Committee.

6.3 The internal auditors of KCL shall review the register of Interested Person Transactions (referred to in paragraph 6.1(c) above) and the operation of the review procedures on a quarterly basis and report to the Audit Committee on the compliance by the KCL IPT Group with the review procedures, and the basis of such transactions, including the quotations (if any) obtained to support the basis, entered into by the KCL IPT Group with the Interested Persons.

6.4 The Audit Committee shall have the overall responsibility for determining the sufficiency of the review procedures to ensure that Interested Person Transactions will be on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders, with the authority to delegate the review of such procedures to individuals within the Company and/or such external advisers as they deem appropriate. If any member of the Review Committee or the Executive Director has an interest in an Interested Person Transaction to be reviewed, such member or the Executive Director (as the case may be) will abstain from any decision making in respect of that transaction. If a member of the Audit Committee has an interest in an Interested Person Transaction to be reviewed by the Audit Committee, he will abstain from any decision making in respect of that transaction and the review and approval of that transaction will be undertaken by the remaining members of the Audit Committee.

6.5 Generally, the Review Committee, the Executive Director and the Audit Committee will only approve an Interested Person Transaction if the terms of the transaction are no more favourable than the terms extended to unrelated third parties, or are in accordance with published or prevailing market rates/prices or are otherwise in accordance with prevailing industry norms. Any member of the Review Committee or the Audit Committee or the Executive Director may, as he deems fit, request for additional information pertaining to the transaction under review from independent sources or advisers, including the obtaining of valuations from independent professional valuers.

6.6 The Audit Committee will review the terms of the Interested Person Transactions and the review procedures adopted on a quarterly basis."

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THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. PLEASE READ IT CAREFULLY.

CIRCULAR DATED 29 MARCH 2004

If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold your ordinary shares in the capital of Keppel Corporation Limited **("Company"** or **"KCL"),** you should immediately forward this Circular and the attached Proxy Form to the purchaser or to the stockbroker or other agent through whom the sale was effected for onward delivery to the purchaser.

The Singapore Exchange Securities Trading Limited assumes no responsibility for the correctness of any of the statements made, reports contained or opinions expressed in this Circular.

Keppel Corporation

Keppel Corporation Limited

(Incorporated in the Republic of Singapore)

CIRCULAR TO SHAREHOLDERS

in relation to

THE PROPOSED CAPITAL DISTRIBUTION OF $0.18 IN CASH FOR EACH SHARE BY WAY OF CAPITAL REDUCTION

IMPORTANT DATES

Last Date and Time for Lodgement of Proxy Form	:	26 April 2004 at 2.00 p.m.
Date and Time of Extraordinary General Meeting	:	28 April 2004 immediately after the conclusion or adjournment of the Annual General Meeting of the Company to be held at 2.00 p.m. on the same day and at the same place
Place of Extraordinary General Meeting	:	InterContinental Singapore Ballroom 2 & 3 (Level 2) 80 Middle Road Singapore 188966

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CONTENTS

In this Circular, the following definitions apply throughout except where the context otherwise requires:–

"Act"	:	The Companies Act, Chapter 50 of Singapore
"Articles"	:	The Articles of Association of the Company
"Books Closure Date"	:	A date to be announced (upon obtaining the High Court's sanction for the Proposed Capital Distribution) on which the Transfer Books and the Register of Members of the Company will be closed in order to determine the entitlement of Shareholders to the cash payment of $0.18 for each Share pursuant to the Proposed Capital Distribution
"CDP"	:	The Central Depository (Pte) Limited
"Directors" or "Board"	:	The Board of Directors of the Company as at the date of this Circular, unless otherwise stated
"EGM"	:	Extraordinary General Meeting
"EPS"	:	Earnings per Share
"FY"	:	Financial year ended or ending 31 December
"Group"	:	KCL and its subsidiaries
"KCL" or "Company"	:	Keppel Corporation Limited
"KCL Options"	:	Share options to subscribe for new Shares granted pursuant to the Share Option Scheme
"Latest Practicable Date"	:	The latest practicable date prior to the printing of this Circular, being 1 March 2004
"NTA"	:	Net tangible asset
"Proposed Capital Distribution"	:	The proposed distribution by the Company to the Shareholders of $0.18 in cash for each issued and fully paid up Share by way of capital reduction
"Securities Account"	:	A securities account maintained by a Depositor with CDP
"SGX-ST"	:	Singapore Exchange Securities Trading Limited
"Shares"	:	Ordinary shares of $0.50 each in the capital of the Company
"Share Buy-Back Mandate"	:	A general mandate given by Shareholders (including the subsequent renewal thereof if approved by Shareholders) that authorises the Directors to purchase Shares in accordance with its terms, the Companies Act and the listing rules of the SGX-ST

"Shareholders"	:	The registered holders of Shares in the Register of Members of the Company, except that where the registered holder is CDP, the term "Shareholders" shall in relation to those Shares, mean Depositors who have Shares entered against their names in the Depository Register
"Share Option Scheme"	:	The KCL Share Option Scheme, adopted at a general meeting of the Company on 7 May 1987 and last revised at the general meeting of the Company on 1 September 1999, as modified from time to time
"$" and "¢"	:	Singapore dollars and cents, respectively
"per cent." or "%"	:	Per centum or percentage

The terms "Depositor", "Depository Agent" and "Depository Register" shall have the meanings ascribed to them respectively in Section 130A of the Act.

Words importing the singular shall, where applicable, include the plural and *vice versa.* Words importing the masculine gender shall, where applicable, include the feminine and neuter genders and *vice versa.* References to persons shall include corporations.

Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re enacted. Any word defined under the Act or any statutory modification thereof and not otherwise defined in the Circular shall have the same meaning assigned to it under the Act or any statutory modification thereof, as the case may be.

The headings in this Circular are inserted for convenience only and shall be ignored in construing this Circular.

Any reference to a time of day in this Circular is made by reference to Singapore time unless otherwise stated.

Any discrepancies in this Circular between the listed amounts and the totals thereof are due to rounding.

INDICATIVE TIMETABLE

The following are the indicative dates and times for the Proposed Capital Distribution:–

Last date and time for lodgement of Proxy Forms for EGM	:	26 April 2004 at 2.00 p.m.
Date and time of EGM	:	28 April 2004 immediately after the conclusion or adjournment of the Annual General Meeting of the Company to be held at 2.00 p.m. on the same day and at the same place
Expected date for Court approval of the Proposed Capital Distribution	:	28 May 2004
Expected last date to deposit Share certificates for Shareholders (not being Depositors) who wish to trade in their Shares and be entitled to the Capital Distribution via CDP	:	28 May 2004
Expected Books Closure Date for the Capital Distribution	:	15 June 2004, 5 p.m.
Expected Effective Date for the Capital Reduction	:	16 June 2004
Expected Payment Date for the Capital Distribution	:	25 June 2004

Notes:

1. The timetable above is only indicative and the actual dates of the above events will be announced, where appropriate.
2. All Proxy Forms must be lodged at 1 HarbourFront Avenue, #18-01 Keppel Bay Tower, Singapore 098632, not less than 48 hours before the time appointed for the EGM. Completion and return of a Proxy Form will not preclude a shareholder from attending and voting in person at the EGM in place of his proxy.

KEPPEL CORPORATION LIMITED

(Incorporated In the Republic of Singapore)

LETTER TO SHAREHOLDERS

Directors

Lim Chee Onn, Chairman
Lim Hock San
Sven Bang Ullring
Tony Chew Leong-Chee
Tsao Yuan Mrs Lee Soo Ann
Andrew Ang
Lim Hwee Hua (Mrs)
Leung Chun Ying
Choo Chiau Beng
Teo Soon Hoe

Registered Office

1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632

29 March 2004

To: Shareholders of Keppel Corporation Limited

Dear Sir/Madam,

**PROPOSED CAPITAL DISTRIBUTION
OF $0.18 IN CASH FOR EACH SHARE BY WAY OF CAPITAL REDUCTION**

1. INTRODUCTION

1.1 On 30 January 2004, we had proposed a capital distribution of $0.18 per Share without deduction for tax out of the Company's special reserve account and share premium account. Shareholders will receive $0.18 in cash for each Share held by way of a capital reduction exercise.

1.2 The purpose of this Circular is to provide you with information relating to the Proposed Capital Distribution and to seek your approval for the special resolution set out in the Notice of EGM on page 12 of this Circular.

2. THE PROPOSED CAPITAL DISTRIBUTION

2.1 Summary: We propose to implement the Proposed Capital Distribution by cancelling our special reserve account and part of our share premium account pursuant to a capital reduction exercise under Section 73 of the Act.

2.2 As at the Latest Practicable Date, the Company had an issued and fully paid-up share capital of approximately $387.7 million, a share premium of approximately $883.6 million and a special reserve account of $110.1 million. Assuming that (a) none of the outstanding KCL Options as at the Latest Practicable Date are exercised and (b) the Company does not acquire any Shares under the Share Buy Back Mandate, during the period between the Latest Practicable Date and the Books Closure Date, the amount standing to the credit of the special reserve account and share premium account to be cancelled will be $110.1 million and approximately $29.5 million respectively, the aggregate of which will be applied to return to all Shareholders, $0.18 in cash for each issued and fully paid up Share held as at the Books Closure Date.

2.3 If assuming that during the period between the Latest Practicable Date and the Books Closure Date, (a) all the outstanding KCL Options as at the Latest Practicable Date are exercised and (b) the Company does not acquire any Shares under the Share Buy Back Mandate, the maximum amount standing to the credit of the special reserve account and share premium account to be cancelled pursuant to the Proposed Capital Distribution will be $110.1 million and approximately $32.2 million respectively.

2.4 Share Capital: As at the Latest Practicable Date, the share capital of the Company comprise of 775,451,591 issued and fully paid-up Shares.

2.5 KCL Options: As at the Latest Practicable Date, there were outstanding KCL Options enabling the holders thereof to subscribe for an aggregate of 14,993,666 Shares.

2.6 Adjustments to KCL Options: As a consequence of the Proposed Capital Distribution, the subscription price at which each KCL Option may be exercised into a Share will be adjusted by the Remuneration and Share Option Committee in such manner as the Committee on the advice of the Company's auditors shall deem fit. Written notification of such adjustments to the subscription prices shall be given to the holders of the KCL Options in accordance with the rules of the Share Option Scheme.

3. CONFIRMATION FROM AUDITORS

PricewaterhouseCoopers, the Company's auditors, has by its letter dated 1 March 2004 confirmed that, as at the Latest Practicable Date, the Company has sufficient special reserves and share premium available for the Company to satisfy the Proposed Capital Distribution in full.

4. TAXATION

4.1 The Proposed Capital Distribution has no tax consequence for the Company. It will be regarded as being capital in nature and will not be treated as distribution of income to Shareholders for Singapore income tax purposes.

4.2 Shareholders should however note that the foregoing statements are not to be regarded as advice on the tax position of any Shareholder, or on any tax implications arising from the Proposed Capital Distribution. Shareholders who are in doubt as to their personal tax positions or any such tax implications or who may be subject to tax in a jurisdiction other than in Singapore should consult their own professional advisers.

5. RATIONALE FOR THE PROPOSED CAPITAL DISTRIBUTION

5.1 The main objectives of the Proposed Capital Distribution are to reward Shareholders for their continued support of the Company and to improve its capital structure. The Proposed Capital Distribution will reduce Shareholders' funds as at 31 December 2003 from $2.89 billion to $2.75 billion. This reduction will result in a higher return on equity. As set out in paragraph 7.5 below, the proforma return on equity of the Group will improve from 14.1% before the Proposed Capital Distribution to 14.7% after the Proposed Capital Distribution.

5.2 As at the Latest Practicable Date, the Proposed Capital Distribution will enable the Company to efficiently return to Shareholders, up to approximately $142.3 million (depending on the number of KCL Options that are exercised and number of Shares acquired under the Share Buy Back Mandate before the Books Closure Date) as there will be no tax consequence for the Company.

6. CONDITIONS FOR THE PROPOSED CAPITAL DISTRIBUTION

6.1 Conditions: The Proposed Capital Distribution is subject to the following conditions:–

(i) the approval of Shareholders by way of a special resolution in respect of the Proposed Capital Distribution at the EGM (the special resolution is set out in the Notice of EGM on page 12 of this Circular); and

(ii) the confirmation of the Proposed Capital Distribution by the High Court.

6.2 Payment Date: On the lodgement of the office copy of the Order of Court confirming the Proposed Capital Distribution with the Registrar of Companies and Businesses of Singapore, the resolution for the capital reduction shall take effect. The Proposed Capital Distribution will be made thereafter. Subject to the above conditions being satisfied, we plan to make the Proposed Capital Distribution to Shareholders tentatively on or around 25 June 2004. Please refer to further details under "Shareholders' Entitlement to the Capital Distribution" on pages 8 and 9 of this Circular.

7. FINANCIAL EFFECTS OF THE PROPOSED CAPITAL DISTRIBUTION

7.1 Share Capital: There will be no impact on the share capital of the Company or par value of the Shares as a result of the Proposed Capital Distribution.

7.2 Earnings: Assuming that the Proposed Capital Distribution was completed on 1 January 2003, the proforma financial effect on the earnings of the Group for FY 2003 will be as follows:–

	Audited for FY 2003	**Proforma after the Proposed Capital Distribution**
Earnings[1] ($'000)	394,722	392,002
Weighted average of issued and paid-up Shares for FY 2003 ('000)	772,675	772,675
Earnings per Share (cents)	51.1	50.7

7.3 NTA: The Proposed Capital Distribution will not have a material impact on the NTA of the Group as at 31 December 2003. Assuming that the Proposed Capital Distribution was completed on 31 December 2003, the proforma financial effect on the NTA of the Group and the NTA per Share as at 31 December 2003 will be as follows:–

	Audited as at 31 December 2003	**Proforma after the Proposed Capital Distribution**
NTA ($'000)	2,742,850	2,603,338
Number of issued and paid-up Shares ('000)	775,066	775,066
NTA per Share ($)	3.54	3.36

7.4 Net Gearing: Assuming that the Proposed Capital Distribution was completed on 31 December 2003, the proforma effect on the net gearing of the Group as at 31 December 2003 will be as follows:–

	Audited as at 31 December 2003	Proforma after the Proposed Capital Distribution
Net Borrowings ($'000)	3,040,444	3,179,956
Capital Employed ($'000)	3,959,035	3,819,523
Net Gearing (times)	0.77	0.83

7.5 Return on Equity: Assuming that the Proposed Capital Distribution was completed on 1 January 2003, the proforma effect on the return of equity of the Group for FY2003 will be as follows:–

	Audited for FY2003	Proforma after the Proposed Capital Distribution
Earnings(1) ($'000)	394,722	392,002
Average Shareholders' Funds ($'000)	2,803,552	2,664,040
Return on Equity (%)	14.1	14.7

Note:

(1) *For the purposes of the above calculations, "Earnings" means Profit after tax and minority interest before exceptional items and "Average Shareholders' Funds" means the average of shareholders' funds at the beginning and ending of the year.*

8. SHAREHOLDERS' ENTITLEMENT TO THE CAPITAL DISTRIBUTION

8.1 Notice of Books Closure Date: Upon obtaining the High Court's sanction and confirmation of the Proposed Capital Distribution, an announcement will be made to notify Shareholders of the Books Closure Date.

8.2 Entitlement: Persons registered in the Register of Members of the Company and Depositors whose Securities Accounts are credited with Shares as at the Books Closure Date will be entitled to receive a cash payment of $0.18 for each Share held as at the Books Closure Date.

8.3 Scripless Shares: With respect to Shareholders with Shares standing to the credit of their Securities Account as at the Books Closure Date, the Company will, within 10 market days from the Books Closure Date, remit to CDP the aggregate cash amount of the entitlements to the Proposed Capital Distribution payable to all such Shareholders. CDP will despatch to such Shareholders the cheques for the appropriate amount of the Proposed Capital Distribution payable to them, by ordinary post at their own risk. The cheques will be sent to the addresses stated in the Depository Register on the Books Closure Date or, in the case of joint Shareholders, to the address of the first named Shareholder. Neither the Company nor CDP shall be liable for any loss in transmission. CDP will not credit the aggregate cash amounts directly to such Shareholders' bank accounts designated for the crediting of dividend and other distributions.

8.4 Scrip Shares: With respect to Shareholders (other than CDP) whose names are registered in the Register of Members of the Company as at the Books Closure Date, the Company will, within 10 market days from the Books Closure Date, despatch the cheques for the appropriate amount of the Proposed Capital Distribution payable to such Shareholders by ordinary post at their own risk, addressed to their respective addresses in the Register of Members of the Company on the Books Closure Date or, in the case of joint Shareholders, to the address of the first named Shareholder. The Company shall not be liable for any loss in transmission.

9. INTERESTS OF DIRECTORS AND SUBSTANTIAL SHAREHOLDERS

9.1 Directors: As at the Latest Practicable Date, the interests of the Directors in the Shares and KCL Options as recorded in the Register of Directors' Shareholdings are as set out below:–

Names of Directors	Number of Shares				Number of Shares comprised in KCL Options
	Direct Interest		Indirect Interest		
	No.	%[(1)]	No.	%[(1)]	
Lim Chee Onn	600,083	0.08	—	—	1,377,000
Lim Hock San	—	—	—	—	—
Sven Bang Ullring	16,000	n.m.[(2)]	—	—	—
Tony Chew Leong-Chee	—	—	—	—	—
Tsao Yuan Mrs Lee Soo Ann	—	—	—	—	—
Andrew Ang	—	—	—	—	—
Lim Hwee Hua (Mrs)	—	—	—	—	—
Leung Chun Ying	—	—	—	—	—
Choo Chiau Beng	377,583	0.05	—	—	1,047,000
Teo Soon Hoe	767,166	0.10	—	—	1,047,000

Notes:

(1) Based on the total issued and paid up ordinary share capital of 775,451,591 Shares.

(2) Not meaningful.

9.2 Substantial Shareholders: As at the Latest Practicable Date, the interests of the Substantial Shareholders in the Shares as recorded in the Register of Substantial Shareholders are as set out below:–

Name of Substantial Shareholder	Number of Shares			
	Direct Interest		Indirect Interest	
	No.	%[(1)]	No.	%[(1)]
Temasek Holdings (Private) Limited	246,377,760	31.77	645,000[(2)]	0.08

Notes:

(1) Based on the total issued and paid up ordinary share capital of 775,451,591 Shares

(2) By operation of Section 7 of the Act, Temasek Holdings (Private) Limited is deemed to be interested in the 645,000 Shares held by the DBS group of companies, and the Singapore Airlines group of companies.

9.3 Interest of Directors: No Director has any interest, direct or indirect, in the Proposed Capital Distribution (other than by reason only of being a Director or a holder of Shares or KCL Options).

10. EXTRAORDINARY GENERAL MEETING

The EGM, notice of which is set out on page 12 of this Circular, will be held at InterContinental Singapore, Ballroom 2 & 3 (Level 2), 80 Middle Road, Singapore 188966 on 28 April 2004 immediately after the conclusion or adjournment of the Annual General Meeting of the Company to be held at 2.00 p.m. on the same day and at the same place for the purpose of considering and, if thought fit, passing with or without any modification, the Special Resolution set out in the Notice of EGM on page 12 of this Circular.

11. DIRECTORS' RECOMMENDATION

Having considered the terms and rationale for the Proposed Capital Distribution, the Directors are of the opinion that the Proposed Capital Distribution is in the interests of the Company. Accordingly, the Directors recommend that you VOTE IN FAVOUR of the Special Resolution to be proposed at the EGM.

12. ACTION TO BE TAKEN BY SHAREHOLDERS

12.1 EGM: You will find enclosed with this Circular, a Notice of EGM and a Proxy Form. If you are unable to attend the EGM and you wish to appoint a proxy to attend and vote on your behalf, you should complete, sign and return the attached Proxy Form in accordance with the instructions printed thereon as soon as possible and, in any event, to reach 1 HarbourFront Avenue, #18-01 Keppel Bay Tower, Singapore 098632, not later than 48 hours before the time fixed for the EGM. Your completion and return of the Proxy Form will not prevent you from attending and voting in person at the EGM if you so wish, in place of your proxy.

12.2 Note for Depositors: A Depositor shall not be regarded as a member entitled to attend, speak and vote at the EGM unless his name appears in the Depository Register 48 hours before the time appointed for holding the EGM.

13. DIRECTORS' RESPONSIBILITY STATEMENT

13.1 This Circular has been seen and approved by all the Directors who collectively and individually accept responsibility for this Circular and confirm, after having made all reasonable enquiries, that to the best of their knowledge and belief the facts stated and opinions expressed in this Circular are fair and accurate in all material respects as at the date of this Circular and that there are no material facts the omission of which would make any statement in this Circular misleading.

13.2 Where information has been derived or reproduced from publicly available sources, the sole responsibility of the Directors is to ensure that such information is accurately reflected or reproduced in this Circular.

14. CONSENT

PricewaterhouseCoopers has given and has not withdrawn its written consent to the issue of this Circular with the inclusion herein of its name and all references thereto in the form and context in which its name appears in this Circular.

15. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents may be inspected at the registered office of the Company during normal business hours from the dates specified below up to the date of the EGM:–

(i) from the date of this Circular, the Memorandum and Articles of Association of the Company;

(ii) from the date of this Circular, the Summary Financial Report of the Company for FY 2003;

(iii) from the date of this Circular, the letter of confirmation from PricewaterhouseCoopers referred to in paragraph 3 above; and

(iv) from 13 April 2004, the Annual Report of the Company for the FY 2003.

Yours faithfully, for and on behalf of the Board of Directors of
KEPPEL CORPORATION LIMITED

Lim Chee Onn
Executive Chairman

KEPPEL CORPORATION LIMITED

(Incorporated In the Republic of Singapore)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting of Keppel Corporation Limited (the "Company") will be held at InterContinental Singapore, Ballroom 2 & 3 (Level 2), 80 Middle Road, Singapore 188966 on 28 April 2004 immediately after the conclusion or adjournment of the Annual General Meeting of the Company to be held at 2.00 p.m. on the same day and at the same place for the purpose of considering and, if thought fit, passing with or without any modification, the following special resolution:–

SPECIAL RESOLUTION: THE PROPOSED CAPITAL DISTRIBUTION

That:–

1. the sum standing to the credit of the special reserve account and the share premium account of the Company be reduced by the sums of $110,117,000 and up to $32,163,146.26 respectively, and that such reduction be effected by returning to Shareholders $0.18 in cash for each issued and fully paid up ordinary shares of $0.50 each in the capital of the Company held as at a books closure date to be determined by the Directors; and

2. the Directors and each of them be authorised and empowered to complete and do and execute all such acts and things as they or he may consider necessary or expedient to give effect to this Resolution, with such modifications thereto (if any) as they or he shall think fit in the interests of the Company.

BY ORDER OF THE BOARD

Caroline Chang
Company Secretary
Singapore
29 March 2004

Notes:

1. A shareholder of the company entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote in his stead. A proxy need not be a member of the company.
2. The instrument appointing a proxy must be lodged at 1 HarbourFront Avenue, #18-01 Keppel Bay Tower, Singapore 098632, not less than 48 hours before the time appointed for the Extraordinary General Meeting.

PROXY FORM FOR SHAREHOLDERS

Keppel Corporation Limited

(Incorporated in the Republic of Singapore)

PROXY FORM
EXTRAORDINARY GENERAL MEETING

IMPORTANT:

1. For investors who have used their CPF monies to buy Keppel Corporation Limited's shares, this circular is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF Investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

I/We, ______________________________ (Name)

of ______________________________ (Address)

being a Shareholder(s) of KEPPEL CORPORATION LIMITED hereby appoint:

Name	Address	NRIC/Passport Number	Proportion of Shareholdings
		No. of Shares	%

and/or (delete as appropriate)

Name	Address	NRIC/Passport Number	Proportion of Shareholdings
		No. of Shares	%

as my/our proxy/proxies to attend and vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Extraordinary General Meeting of the Shareholders of the Company to be held on 28 April 2004 immediately after the conclusion or adjournment of the Annual General Meeting of the Company to be held at 2.00 p.m. on the same day and at the same place and at any adjournment thereof. I/We direct my/our proxy/proxies to vote for or against the Special Resolution to be proposed at the Meeting as indicated hereunder. If no specific direction as to voting is given, the proxy/proxies will vote or abstain from voting at his/their discretion.

Special Resolution	To be used on a show of hands		To be used in the event of a poll	
	For*	Against*	Number of Votes For**	Number of Votes Against**
To Approve the Proposed Capital Distribution				

* Please indicate your vote "For" or "Against" with an "X" within the box provided.

** If you wish to exercise all your votes "For" or "Against", please indicate with an "X" within the box provided. Alternatively, please indicate the number of votes as appropriate.

Dated this ______ day of ______________ 2004

Total Number of Shares held

____

Signature(s) or Common Seal of Member(s)

Important:
Please read the notes overleaf before completing this Proxy Form.

Notes:

1. Please insert the total number of Shares held by you. If you have Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of Shares. If you only have Shares registered in your name in the Register of Members, you should insert that number of Shares. However, if you have Shares entered against your name in the Depository Register and Shares registered in your name in the Register of Members, you should insert the aggregate number of Shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the Shares held by you.
2. A Shareholder of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him. A proxy need not be a Shareholder of the Company. Where a Shareholder appoints two proxies, the proportion of the shareholding concerned to be represented by each proxy shall be specified in the proxy form. If no percentage is specified, the first named proxy shall be deemed to represent 100 per cent, of the shareholding and the second named proxy shall be deemed to be an alternate to the first named proxy.
3. The instrument appointing a proxy or proxies must be deposited at 1 HarbourFront Avenue, #18-01 Keppel Bay Tower, Singapore 098632, not less than 48 hours before the time appointed for the Extraordinary General Meeting.

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Affix Postage Stamp

The Company Secretary
KEPPEL CORPORATION LIMITED
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632

- - - - - - - - - - (1) Fold along this line - - - - - - - - - -

4. The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised. Where an instrument appointing a proxy is signed on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof must (failing previous registration with the Company) be lodged with the instrument of proxy, failing which the instrument may be treated as invalid.
5. A corporation which is a Shareholder may authorise, by resolution of its directors or other governing body, such person as it thinks fit to act as its representative at the Extraordinary General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.
6. The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of Shareholders whose Shares are entered against their names in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if such Shareholders are not shown to have Shares entered against their names in the Depository Register 48 hours before the time appointed for holding the Extraordinary General Meeting as certified by The Central Depository (Pte) Limited to the Company.